UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Pre-Qualification Amendment No. 2
FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Mesa Energy, Inc.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

5220 Spring Valley Road, Suite 525
Dallas, Texas 75254
972-490-9595
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Affordable Business Services, Inc.
1350 E. Flamingo Road, #300
Las Vegas, Nevada 89119
702-862-4736
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1311	20-4486668
(Primary standard Industrial Classification Code Number	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 et seq. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) Directors of the Issuer:

Randy M. Griffin
5220 Spring Valley Road, Suite 525
Dallas, TX 75254

Ray L. Unruh
5220 Spring Valley Road, Suite 525
Dallas, TX 75254

(b) Officers of the Issuer:

Randy M. Griffin, Chairman of the Board and Chief Executive Officer
5220 Spring Valley Road, Suite 525
Dallas, TX 75254

Ray L. Unruh, President, Secretary, Acting Chief Financial Officer
5220 Spring Valley Road, Suite 525
Dallas, TX 75254

David L. Freeman, Executive Vice-President – Oil & Gas Operations
5220 Spring Valley Road, Suite 525
Dallas, TX 75254

(c) General Partners of the Issuer: n/a

(d) Record owners of 5 percent or more of any class of the Issuer's equity securities [1]:

Randy M. Griffin [2]
5220 Spring Valley Road, Suite 525
Dallas, TX 75254
4,428,000 shares or 35.28%

Ray L. Unruh[3]
5220 Spring Valley Road, Suite 525
Dallas, TX 75254
3,713,715 shares or 29.59%

David L. Freeman[4]
5220 Spring Valley Road, Suite 525
Dallas, TX 75254
2,500,000 shares or 19.92%

---

(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares, except as otherwise specifically indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such a security. Accordingly more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as, warrants or options to purchase the Common Stock of the Company.

(2) Mr. Griffin holds 3,528,000 shares of the Company's common stock in his own name. He is also deemed to be the beneficial owner of 900,000 shares, which are held in the name of Amagosa Investments, Ltd., an entity controlled by Mr. Griffin.

(3) Mr. Ray L. Unruh holds 2,063,000 shares of the Company's common stock in his own name. He is also deemed to be the beneficial owner of 1,365,000 shares, which are held in the name of Unruh & Unruh Properties, Ltd., an entity controlled by Mr. Unruh, who is its General Partner. In addition, 285,715 additional shares are owned by the Ray L. Unruh Profit Sharing Plan, of which Mr. Unruh is Trustee.

(4) Mr. David L. Freeman holds 1,800,000 shares in the name of Freeman Energy, LLC and 700,000 in the name of HS Investments, LLC, both of which are entities controlled by Mr. Freeman.

(e) Beneficial owners of 5 percent or more of any class of the Issuer's equity securities[1]:

Randy M. Griffin[2]
5220 Spring Valley Road, Suite 525
Dallas, TX 75254
4,428,000 shares or 35.28%

Ray L. Unruh[3]
5220 Spring Valley Road, Suite 525
Dallas, TX 75254
3,713,715 shares or 29.59%

David L. Freeman[4]
5220 Spring Valley Road, Suite 525
Dallas, TX 75254
2,500,000 shares or 19.92%

---

(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares, except as otherwise specifically indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such a security. Accordingly more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as, warrants or options to purchase the Common Stock of the Company.

(2) Mr. Griffin holds 3,528,000 shares of the Company's common stock in his own name. He is also deemed to be the beneficial owner of 900,000 shares, which are held in the name of Amagosa Investments, Ltd., an entity controlled by Mr. Griffin.

(3) Mr. Ray L. Unruh holds 2,063,000 shares of the Company's common stock in his own name. He is also deemed to be the beneficial owner of 1,365,000 shares, which are held in the name of Unruh & Unruh Properties, Ltd., an entity controlled by Mr. Unruh, who is its General Partner. In addition, 285,715 additional shares are owned by the Ray L. Unruh Profit Sharing Plan, of which Mr. Unruh is Trustee.

(4) Mr. David L. Freeman holds 1,800,000 shares in the name of Freeman Energy, LLC and 700,000 in the name of HS Investments, LLC, both of which are entities controlled by Mr. Freeman.

(f) Promoters of the Issuer: n/a

(g) Affiliates of the Issuer: n/a

(h) Counsel to the Issuer with respect to the proposed offering:

Randolf W. Katz, Esq.
Bryan Cave LLP
3161 Michelson Drive
Suite 1500
Irvine, California 92612

(i) Each underwriter with respect to the proposed offering: n/a

(j) The underwriter's directors: n/a

(k) The underwriter's officers: n/a

(l) The underwriter's general partners: n/a

(m) Counsel to the underwriter: n/a

ITEM 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. n/a

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Currently, the Issuer does not intend for the securities to be offered by underwriters, dealers or salespersons; however, in the event of a change, the Issuer will file an amendment to this Regulation A Offering Statement on Form 1-A.

(b) Currently, the Issuer intends to offer the securities in the states of California and New York and in jurisdictions outside of the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Within one year prior to the filing of this Form 1-A, the Issuer, its predecessors, and affiliated issuers sold shares of the Issuer's restricted common stock in the amounts and for the consideration indicated to the persons identified below:

On August 1, 2008, the Issuer sold 5,000 shares of its restricted common stock to a third-party consultant at $0.75 per share for total consideration of $3,750.00.

(b) Within one year prior to the filing of this Form 1-A, any person who, at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer sold shares of the Issuer's restricted common stock in the amounts and for the consideration indicated to the persons identified below:

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

The offers and sales made by the Issuer, as disclosed in paragraph (a) of this Item 5, were made pursuant to an exemption under Section 25102(f) of the California Corporations Code and pursuant to an exemption under Section 3(b) of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

The Issuer does not have any other present or proposed offerings.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: n/a

(2) To stabilize the market for any of the securities to be offered: n/a

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: n/a

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: n/a

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection: n/a

ITEM 9. Use of a Solicitation of Interest Document

The Company did not use either a written document or a broadcast script authorized by Rule 254 of Regulation A prior to the filing of this notification.

PART II — OFFERING CIRCULAR

See attached Preliminary Offering Circular

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit Number	Description of Exhibit	Page
2.1+	Articles of Incorporation of the Issuer, as filed with the Nevada Secretary of State's Office on January 18, 2006.	--
2.2+	Articles of Merger of the Issuer, as filed with the Nevada Secretary of State's Office on March 10, 2006.	--
2.3+	Certificate of Amendment to Articles of Incorporation of the Issuer, as filed with the Nevada Secretary of State's Office on March 21, 2008.	--
2.4+	Bylaws of the Issuer.	--
3.1^	Form of Class A Warrant (revised).	--
3.2^	Form of Class B Warrant (revised).	--
3.3^	Form of Class C Warrant (revised).	--

4.1*	Form of Subscription Agreement.	100
9	Form of Escrow Agreement. (to be filed by amendment)	--
10.1^	Memorandum of Oil and Gas Lease between Black Stone Minerals Company, L.P. and Ivory Acquisitions Partners, L.P., as lessors and Mesa Energy, Inc., recorded on December 20, 2007.	--
10.1a^	Amendment of Oil and Gas Lease between Black Stone Minerals Company, L.P. and Ivory Acquisitions Partners, L.P., as lessors and Mesa Energy, Inc., recorded on May 27, 2008.	--
10.2^	Agreement between Wentworth Operating Company and Mesa Energy, Inc.	--
10.3^	Letter Agreement among Green Exploration Co., Poydras Energy Partners, LLC, William Geen, Jr., and Mesa Energy, Inc., in respect of Samson No. 1 Bendco, dated May 2, 2008.	--
10.4^	Promissory Note of Mesa Energy, Inc., in favor of Randy M. Griffin, dated January 1, 2008.	--
10.5^	Agreement for Purchase of Member Interest in Poydras Energy Partners, LLC, between Randy M. Griffin and Mesa Energy, Inc., dated January 1, 2008.	--
10.6^	Agreement for Purchase of Member Interest in Poydras Energy Partners, LLC, between David L. Freeman and Mesa Energy, Inc., dated January 1, 2008.	--
11	Opinion of Bryan Cave LLP. (to be filed by amendment)	--
23.1^	Consent of Seek Production, LLC, dated September 5, 2008.	--
23.2*	Consent of GBH CPAs, PC, dated January 20, 2009.	108

+ Previously filed with the Regulation A Offering Statement on Form 1-A, filed with the Securities and Exchange Commission on July 31, 2008.

^ Previously filed with the Pre-Qualification Amendment No. 1 to the Regulation A Offering Statement on Form 1-A, filed with the Securities and Exchange Commission on November 21, 2008.

* filed herewith.

Item 2. Description of Exhibits

4.1 Form of Subscription Agreement.

23.2 Consent of GBH CPAs, PC, dated January 20, 2009.

The information contained in this preliminary Offering Circular is as of the date hereof and we have not updated this preliminary Offering Circular for any information beyond that date. This preliminary Offering Circular does not constitute an offer to sell any securities and must not be relied upon in connection with any investment decision.

Pre-Qualification Amendment No. 2

OFFERING CIRCULAR

(Pursuant to Regulation A of the Securities Act of 1933)

Mesa Energy, Inc.

5220 Spring Valley Road, Suite 525
Dallas, Texas 75254
972-490-9595
(Address and telephone number of principal executive offices)

This offering consists of a minimum ("Minimum Offering") of 156,250 Units (the "Units") and a maximum ("Maximum Offering") of 250,000 Units, with each Unit consisting of two shares of common stock, par value $.001 per share, four "A" Warrants, three "B" Warrants and three "C" Warrants.

Mesa Energy, Inc., a Nevada corporation (the "Company"), is offering its securities for sale on a "best efforts, all-or-none basis" for a minimum of 156,250 Units, and, thereafter, on a best efforts basis, to a maximum of 250,000 Units, at a price of $1.90 per Unit, with each Unit consisting of two shares of its common stock, $0.001 par value per share, four "A" Warrants, each exercisable at $1.00 with a term of three months, three "B" Warrants, each exercisable at $1.50 with a term of nine months, and three "C" Warrants, each exercisable at $3.10 with a term of one year. The Company is qualifying such Units for sale pursuant to the exemption from registration provided by Regulation A.

The minimum investment in the offering is 1,250 Units or $2,375.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Circular. The offering will terminate 120 days after the qualification with the option of the Company to extend the termination date by an additional 120 days.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS SET FORTH HEREIN ON PAGE 2, WHICH MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Placement Agent Commissions (1)	Proceeds to Issuer
(Per Unit / Minimum Investment)	$1.90 / $2,375.00	$0.247 / $308.75	$1.653 / $2,066.25
Minimum Offering (2) – 156,250 Units	$ 296,875.00	$ 38,593.75	$ 258,281.25
Maximum Offering (3) – 250,000 Units	$ 475,000.00	$ 61,750.00	$ 413,250.00

(1) As of the date of this Offering Circular, the Company has not engaged any broker-dealer to assist it with the placement of the Units. For purposes of this chart, the Company has assumed that placement agent commissions and associated expenses will be 13%.

(2) If all of the "A" Warrants, "B" Warrants, and "C" Warrants sold in connection with the Minimum Offering are exercised, as to any of which exercises there can be no assurance, the Company would receive an additional $2,780,360 (for total net proceeds at the Minimum Offering of up to $3,038,641.30). There will be no placement agent commissions or material associated expenses in connection with any such exercises.

(3) If all of the "A" Warrants, "B" Warrants, and "C" Warrants sold in connection with the Maximum Offering are exercised, as to any of which exercises there can be no assurance, the Company would receive an additional $4,450,000 (for total net proceeds at the Maximum Offering of up to $4,863,250). There will be no placement agent commissions or material associated expenses in connection with any such exercises.

You may rely on the information contained in this Offering Circular. We have not authorized anyone to provide information different from that contained in this Offering Circular. Neither the delivery of this Offering Circular nor sale of the Units means that information contained in this Offering Circular is correct after the date hereof. This Offering Circular is not an offer to sell or solicitation of an offer to buy Units of our securities in any circumstances under which the offer or solicitation is unlawful.

TABLE OF CONTENTS

All references to "we," "us," "our," "our Company," the "Company," "Mesa" and similar terms refer to Mesa Energy, Inc. We own various registered and unregistered trademarks, some of which are mentioned in this Offering Circular.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains and incorporates by reference forward-looking statements based on our current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies, and prospects under the headings "Management's Discussion and Analysis and Plan of Operation" and "Business."

You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this Offering Circular. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances; *provided, however*, that we will update or revise this Offering Circular in the event that we believe that it is inaccurate, material developments have occurred or there has been a fundamental change in the information presented herein.

EXHIBIT A

MESA ENERGY, INC.

SUBSCRIPTION AGREEMENT

Mesa Energy, Inc.
5220 Spring Valley Road, Suite 525
Dallas, Texas 75254
Attn: Randy Griffin, CEO

Dear Mr. Griffin:

The undersigned, ______________________________, a/an __________________________, hereby subscribes to purchase that number of units (the "**Units**") of Mesa Energy, Inc., a Nevada corporation (the "**Company**"), as is set forth on the signature page hereof. Each Unit consists of two shares (the "**Shares**") of the Company's common stock, $0.001 par value per share, four "A" Warrants, each exercisable at $1.00 with a term of three months, three "B" Warrants, each exercisable at $1.50 with a term of nine months, and three "C" Warrants, each exercisable at $3.10 with a term of one year. The "A" Warrants, "B" Warrants, and "C" Warrants are collectively referred to herein as the "**Warrants.**" This subscription may be rejected in whole or in part by the Company, in its sole and absolute discretion for any cause or for no cause. Any questions regarding this document or the investment described herein should be directed to Randy Griffin, Chief Executive Officer, Mesa Energy, Inc., 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254; telephone: 972-490-9595; e-mail: randy@mesaenergy.us.

1. Purchase. Subject to the terms and conditions hereof, the undersigned hereby irrevocably agrees to purchase the Units, consisting of the Share and the Warrants, for an aggregate subscription price of $___________, and tenders such purchase price by means of a check (cashiers, certified, or personal), money order, or wire transfer made payable to: "**Bryan Cave LLP Attorney Client Trust Account**" The wire transfer instructions are:

California Bank & Trust
Routing: #121002042
Swift#: CALBUS 66
Trust Account: #33-400021-41
f/b/o Mesa Energy, Inc.

California Bank & Trust
3420 Bristol Street
Costa Mesa, California 92626
714-754-2400

2. Representations and Warranties of the Undersigned. The undersigned hereby makes the following representations and warranties to the Company, and the undersigned agrees to indemnify, hold harmless, and pay all causes of action, lawsuits, debts, controversies, damages, claims, demands and judgments (including litigation expenses and reasonable attorneys' fees), incurred by the Company, and its past and present officers, directors, employees, agents, successors and assigns, whether or not under federal or state securities laws, arising out of or in connection with the undersigned's misrepresentation or breach of any of the representations and warranties set forth herein, including, without limitation,

(a) The undersigned is the sole and true party in interest and is not purchasing the Units for the benefit of any other person and has not granted any other person any right or option or any participation or beneficial interest in any of the Units;

(b) The undersigned confirms receipt and careful review of all written material provided by, or on behalf of, the Company in respect of its business and prospects, and all information provided by the Company to the undersigned in respect of its business and prospects, including all attachments and exhibits thereto. The undersigned understands that all books, records, and documents of the Company relating to this investment have been and remain available for inspection by the undersigned upon reasonable notice. The undersigned confirms that all documents requested by the undersigned have been made available, and that the undersigned has been supplied with all of the additional information concerning this investment that has been requested. The undersigned confirms that it has obtained sufficient information, in its judgment or that of its independent purchaser representative, if any, to evaluate the merits and risks of this investment. The undersigned confirms that it has had the opportunity to obtain such independent legal and tax advice and financial planning services as the undersigned has deemed appropriate prior to making a decision to subscribe for the Units. In making a decision to purchase the Units, the undersigned has relied exclusively upon its experience and judgment, or that of its purchaser representative, if any, upon such independent investigations as it, or they, deemed appropriate, and upon information provided by the Company in writing;

(c) The undersigned acknowledges and represents that no representations or warranties have been made to the undersigned by the Company or its directors, officers, or any agents or representatives with respect to the business of the Company, the financial condition of the Company, and/or the economic, tax, or any other aspect or consequence of the purchase of the Units and the undersigned has not relied upon any information concerning the Company, written or oral, other than supplied to the undersigned by the Company;

(d) The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of an evaluation of the merits and risks of the undersigned's investment in the Units;

(e) **THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND SUBJECT TO SUBSTANTIAL RISKS.** The undersigned is capable of bearing the high degree of economic risk and burdens of this venture, including, but not limited to, the possibility of a complete loss, the lack of a sustained and orderly public market, and limited transferability of the Units, which may make the liquidation of this investment impossible for the indefinite future. The undersigned has the financial ability to bear the economic risks of its investment, has adequate means of providing for its current needs and personal contingencies, and has no need for liquidity in this investment. The undersigned's commitment to investments that are not readily marketable is not disproportionate to its net worth, and this investment will not cause such overall commitment to become excessive;

(f) The offer to sell the Units was directly communicated to the undersigned by such a manner that the undersigned, or his purchaser representative, if any, was able to ask questions of and receive answers from the Company or a person acting on its behalf concerning the terms and conditions of this transaction;

(g) The Units are being acquired solely for the undersigned's own account for investment, and are not being purchased with a view towards resale, distribution, subdivision, or fractionalization thereof;

(h) The undersigned understands that the Units have been qualified under the exemption provided by Regulation A under the Securities Act of 1933, as amended (the "**Securities Act**"), and any relevant state securities laws. The undersigned understands that the Units or any interest therein may not be, and agrees that the Units or any interest therein will not be, resold or otherwise disposed of by the undersigned except in accordance with the relevant provisions of the Securities Act and appropriate state securities laws;

(i) The undersigned has been informed of and understands that no federal or state agency has made any finding or determination as to the fairness for investment nor any recommendation nor endorsement, of the Units;

(j) None of the following information has ever been represented, guaranteed, or warranted to the undersigned, expressly or by implication by any broker, the Company, or agent or employee of the foregoing, or by any other person:

(1) The approximate or exact length of time that the undersigned will be required to remain a holder of the Units;

(2) The amount of consideration, profit, or loss to be realized, if any, as a result of an investment in the Company;

(3) That the past performance or experience of the Company; its officers, directors, associates, agents, affiliates, or employees; or any other person will in any way indicate or predict economic results in connection with the plan of operations of the Company or the return on the investment;

(k) The undersigned has not distributed any information relating to this investment to anyone other than its members representative, and legal, tax, and financial advisors, if any;

(l) The undersigned hereby agrees to indemnify the Company and to hold it harmless from and against any and all liability, damage, cost, or expense, including its attorneys' fees and costs, incurred on account of or arising out of:

(1) Any material inaccuracy in the declarations, representations, and warranties hereinabove set forth;

(2) The disposition of the Units or any part thereof by the undersigned, contrary to the foregoing declarations, representations, and warranties;

(3) Any action, suit, or proceeding based upon:

(i) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or

(ii) the disposition of the Units or any part thereof.

The foregoing representations, warranties, agreements, undertakings, and acknowledgements are made by the undersigned with the intent that they be relied upon in determining the undersigned's suitability as a purchaser of the Units. In addition, the undersigned agrees to notify the Company immediately of any change in any representation, warranty, or other information that occurs prior to the issue date of the Units.

3. Transferability. Prior to the issue date of the Units, the undersigned agrees not to transfer or assign the obligations or duties contained in this Subscription Agreement or any of the undersigned's interest in this Subscription Agreement except to a subsidiary or affiliate of the undersigned.

4. Acknowledgements, Understandings, and Agreements of the Undersigned. The undersigned acknowledges, understands, and agrees that:

(a) The Company reserves the right to reject all, or any part of this subscription in its sole and absolute discretion for any cause or for no cause;

(b) The undersigned will be promptly notified by the Company whether this subscription has been accepted, and if not accepted in whole or in part, the Company will promptly pay and the undersigned agrees to accept the return of funds representing that portion of the subscription not so accepted, without interest thereon or deduction therefrom; and

(c) The Units shall be deemed issued and owned by the undersigned upon the Company's receipt of the purchase price therefor and its acceptance thereof.

5. Acceptance. Execution and delivery of this Subscription Agreement shall constitute an irrevocable offer to purchase the Units indicated, which offer may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion for any cause or for no cause. Acceptance of this offer by the Company shall be indicated by its execution hereof.

6. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other

communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to: Mesa Energy, Inc., 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254; Attn: Randy Griffin, Chief Executive Officer, facsimile: 972-490-9161, (ii) if to the undersigned, to: the address and facsimile number indicated on the signature page hereto.

7. Entire Agreement; Assignment. This Subscription Agreement and other documents delivered in connection herewith represent the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by the Company and the undersigned. Neither the Company nor the undersigned has relied on any representations not contained or referred to in the 1-A and this Subscription Agreement and the documents delivered herewith. No right or obligation of the Company or undersigned shall be assigned without prior notice to and the written consent of the other party.

8. Counterparts/Execution. This Subscription Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Subscription Agreement may be executed by facsimile signature and delivered by facsimile transmission.

9. Law Governing Subscription Agreement. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Subscription Agreement shall be brought only in the state courts of Nevada or in the federal courts located in the state of California, Clark county. The parties to this Subscription Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon *forum non conveniens*. The parties executing this Subscription Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the *in personam* jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Subscription Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.

10. Captions; Certain Definitions. The captions of the various sections and paragraphs of this Subscription Agreement have been inserted only for the purposes of convenience; such captions are not a part of this Subscription Agreement and shall not be deemed in any manner to modify, explain, enlarge, or restrict any of the provisions of this Subscription Agreement. As used in this Subscription Agreement the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

11. Severability. In the event that any term or provision of this Subscription Agreement shall be finally determined to be superseded, invalid, illegal or otherwise unenforceable pursuant to applicable law by an authority having jurisdiction and venue, that determination shall not impair or otherwise affect the validity, legality or enforceability: (i) by or before that authority of the remaining terms and provisions of this Subscription Agreement, which shall be enforced as if the unenforceable term or provision were deleted or (ii) by or before any other authority of any of the terms and provisions of this Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth on the signature page.

The undersigned desires to take title in the Units as an individual, a corporation, a partnership, or a limited liability company. The exact spelling of name(s) under which title to the Units shall be taken, and the exact location for delivery of the Units, is (please print):

Name(s) ____________________________

(address) ____________________________

____

____

(fax number) ____________________________

SUBSCRIPTION AGREEMENT

SIGNATURE PAGE

Purchase Price subscribed: $________ Number of Units subscribed: ____________

____

Name of Purchaser(s) (Please print or type)

____

Signature

____

Signature

Social Security/Tax Identification Number: ______________________

Mailing Address: ____________________________

____

____

Executed at ________________________, this _____ day of ________, 2009.
(location)

SUBSCRIPTION ACCEPTED:

MESA ENERGY, INC.

By: ________________________________
Randy Griffin, Chief Executive Officer

DATE: _____________ __, 2009

EXHIBIT B

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN QUALIFIED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND HAVE BEEN QUALIFIED UNDER APPLICABLE SECURITIES LAWS.

MESA ENERGY, INC.

SERIES A WARRANT TO PURCHASE SHARES OF COMMON STOCK

No. A-________ November ___, 2008

THIS CERTIFIES THAT, for value received, ______________, a ______________ (the "Investor"), or Investor's assigns (Investor and Investor's assigns being the "Holder"), is entitled to subscribe for and purchase at any time during the Exercise Period from Mesa Energy, Inc., a Nevada corporation, with its principal office located at 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254 (the "Company"), a number of shares of Common Stock equal to the Share Number at a per share price equal to the Exercise Price in effect at such time. This Series A Warrant is issued in conjunction with the shares of the Company's Common Stock issued pursuant to the Subscription Agreement dated as of November __, 2008, by and between the Company and the Investor.

1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

(a) "Aggregate Series A Warrant Price" shall mean the dollar value obtained by multiplying $1.00 by ________.

(b) "Common Stock" shall mean the common stock of the Company.

(c) "Exercise Period" shall mean the period commencing on the original date of issuance of this Series A Warrant and ending at the end of business three months thereafter.

(d) "Exercise Price" shall mean $1.00 per share of Common Stock.

(e) "Exercise Shares" shall mean any Common Stock acquired upon exercise of this Series A Warrant.

(f) "Share Number", at any time, shall mean (i) the Aggregate Series A Warrant Price minus the aggregate exercise price previously paid upon exercise of this Series A Warrant, divided by (ii) the Exercise Price then in effect.

2. EXERCISE OF SERIES A WARRANT.

2.1 General; Exercise of Series A Warrant.

(a) The rights represented by this Series A Warrant may be exercised as a whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(i) An executed Notice of Exercise in the form attached hereto;

(ii) Payment of the Exercise Price either in cash or by check; and

(iii) This Series A Warrant.

(b) Upon the exercise of the rights represented by this Series A Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates (and such designation is in compliance with applicable securities laws and any stockholders, investor rights or similar agreement), shall be issued and delivered to the Holder as promptly as practicable after the rights represented by this Series A Warrant shall have been so exercised.

(c) The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Series A Warrant shall be deemed to have become the holder of record of such shares on the date on which this Series A Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3. COVENANTS OF THE COMPANY.

3.1 Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Series A Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will, at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Series A Warrant. If at any time during the Exercise Period, the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Series A Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

3.2 No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Series A Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3 Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4. REPRESENTATIONS OF HOLDER.

4.1 Acquisition of Series A Warrant for Personal Account. The Holder represents and warrants that it is not acquiring the Series A Warrant and any shares of capital stock issued or issuable upon exercise of the Series A Warrant with a view to or for resale in connection with any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended. The Holder also represents that the entire legal and beneficial interests of the Series A Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, the account of the Holder only.

4.2 No Current Public Market. The Holder represents and warrants that it understands that there is no current public market for the Warrants and any shares of capital stock issued or issuable upon exercise of the Series A Warrant, that no orderly public market therefor may be crated or maintained, that such securities may be illiquid, and that the Holder may not be able to dispose of any or all of such securities at any time or at any price and may lose the entire value of his investment.

4.3 Due Diligence. The Holder is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company, at or about the date of this Series A Warrant, that is deemed to relate to the Company, to reach an informed and knowledgeable decision regarding its investment in the Company. The Holder is experienced in making investments of this type and has such knowledge and background in financial and business matters that the Holder is capable of evaluating the merits and risks of this investment and protecting its own interests. The Holder has had an opportunity to ask questions of, and receive answers from, the Company and its officers and employees regarding the business, financial affairs and other aspects of the Company, and has further had the opportunity to obtain information (to the extent the Company possesses or can acquire such

information without unreasonable effort or expense) which the Holder deems necessary to evaluate an investment in the Company and to verify the accuracy of information otherwise provided to the Holder.

5. ADJUSTMENTS AND NOTICES. The Exercise Price and the number of Exercise Shares issuable upon exercise of this Series A Warrant shall be subject to adjustment from time to time in accordance with this Section 5.

5.1 Subdivision, Stock Dividends or Combinations. In case the Company shall at any time after the commencement of the Exercise Period subdivide the outstanding Common Stock or shall issue a stock dividend with respect to the Common Stock, the Exercise Price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company shall at any time after the commencement of the Exercise Period combine the outstanding shares of Common Stock, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, in each case effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

5.2 Reclassification, Exchange, Substitution, In-Kind Distribution. Upon any reclassification, exchange, substitution, or other event after the commencement of the Exercise Period that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Series A Warrant or upon the payment after the commencement of the Exercise Period of a dividend in securities or property other than shares of Common Stock, the Holder shall be entitled to receive, upon exercise or conversion of this Series A Warrant, the number and kind of securities and property that Holder would have received if this Series A Warrant had been exercised or converted immediately before the record date for such reclassification, exchange, substitution, or other event or immediately prior to the record date for such dividend. The Company or its successor shall promptly issue to Holder a new Series A Warrant for such new securities or other property. The new Series A Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5 including, without limitation, adjustments to the Series A Warrant Price and to the number of securities or property issuable upon exercise or conversion of the new Series A Warrant. The provisions of this Section 5.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events and successive dividends.

5.3 Consolidation, Merger, Sale, and the Like. In case of any (i) merger or consolidation of the Company into or with another corporation where the Company is not the surviving corporation (but including a merger for the purpose of reincorporating in a new domicile) (ii) sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company or (iii) sale by the Company's stockholders of 50% or more of the Company's outstanding securities in one or more related transactions, the Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the Holder hereof a new Series A Warrant so that the Holder shall have the right to receive upon exercise or conversion of the unexercised or unconverted portion of this Series A Warrant, at a total purchase price not to exceed that payable upon the exercise or conversion of the unexercised or unconverted portion of this Series A Warrant, and in lieu of shares of Common Stock theretofore issuable upon exercise or conversion of this Series A Warrant, the kind and amount of shares of stock, or other securities, money and other property in lieu of such shares of stock, receivable upon or as a result of such reorganization, merger or sale by a holder of the number of shares of Common Stock for which this Series A Warrant is exercisable or convertible immediately prior to such event. Such new Series A Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5.3 shall similarly apply to successive reorganizations, mergers, and sales.

5.4 Adjustment for Issuance of Additional Shares of Common Stock, Convertible Securities, or Common Stock Equivalents. The Exercise Price shall be subject to adjustment from time to time as set forth in this Section 5.4.

(a) Issuance of Additional Shares of Common Stock. In the event the Company shall at any time following the original date of issuance of this Series A Warrant issue any Additional Shares of Common Stock (defined hereinbelow) (otherwise than as provided in the foregoing Sections 5.1, 5.2, and 5.3, above), at a price per share less than the Exercise Price then in effect or without consideration, then the Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Exercise Price then in effect by a fraction:

(i) the numerator of which shall be equal to the sum of (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (y) the number of shares of Common Stock (rounded to the nearest whole share) that the aggregate

consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the Exercise Price then in effect, and

(ii) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock.

No adjustment of the number of shares of Common Stock for which this Series A Warrant shall be exercisable shall be made under paragraphs (i) and (ii) of this Section 5.4(a) upon the issuance of any Additional Shares of Common Stock that are issued pursuant to the exercise of any Common Stock Equivalents, if any such adjustment shall previously have been made upon the issuance of such Common Stock Equivalents (or upon the issuance of any warrant or other rights therefor) pursuant to Section 5. "Additional Shares of Common Stock" means all shares of Common Stock issued by the Company after the Issuance Date.

(b) Issuance of Convertible Securities or Common Stock Equivalents. In the event the Company shall at any time following the original date of issuance of this Series A Warrant take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell any securities convertible into or exchange for, directly or indirectly, Common Stock (the "Convertible Securities"), or any rights or warrants or options to purchase any such Common Stock or Convertible Securities (collectively, the "Common Stock Equivalents"), whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Additional Shares of Common Stock are issuable upon such conversion or exchange shall be less than the Exercise Price in effect immediately prior to the time of such issue or sale, or if, after any issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Exercise Price in effect at the time of such amendment or adjustment, then the Exercise Price then in effect shall be adjusted to the price per share for which Additional Shares of Common Stock are issuable upon such conversion or exchange and the Share Number shall be proportionately increased, such that the Aggregate Series A Warrant Price shall not be changed by any such adjustment(s) to the Exercise Price. No further adjustments of the number of shares of Common Stock for which this Series A Warrant is exercisable and the Exercise Price then in effect shall be made upon the actual issue of such Common Stock upon exercise, conversion, or exchange of any Convertible Security or Common Stock Equivalents.

5.5 Certificate of Adjustment. In each case of an adjustment or readjustment of the Exercise Price pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of , if applicable, the type and amount, if any, of other property which at the time would be received upon exercise of this Series A Warrant.

5.6 No Impairment. The Company shall not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holders of this Series A Warrant against impairment. In the event the Holder shall elect to exercise this Series A Warrant in whole or in part as provided herein, the Company cannot refuse exercise based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, unless (i) an order from the Securities and Exchange Commission prohibiting such exercise or (ii) an injunction from a court, on notice, restraining and/or enjoining exercise of any or all of this Series A Warrant shall have been issued and the Company posts a surety bond for the benefit of the Holder in an amount equal to 120% of the Exercise Price of that number of shares the Holder has elected to exercise, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to the Holder in the event it obtains judgment.

6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Series A Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Series A Warrant may be aggregated for purposes of determining whether the exercise would result

in the issuance of any fractional share. No payments shall be made by the Company in respect of any fractional shares otherwise issuable pursuant to this Series A Warrant.

7. NO STOCKHOLDER RIGHTS. This Series A Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

8. TRANSFER OF SERIES A WARRANT. Subject to applicable laws, the restriction on transfer set forth on the first page of this Series A Warrant and in Section 4.4 and the terms of any applicable stockholders, investor rights, or similar agreement, this Series A Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Series A Warrant and the form of assignment attached hereto to any transferee designated by Holder, provided that the transferee shall have signed an investment letter in form and substance satisfactory to the Company and agreed to be bound by the provisions of this Series A Warrant. Notwithstanding anything to the contrary, no partial transfer of this Series A Warrant shall be permitted.

9. LOST, STOLEN, MUTILATED, OR DESTROYED SERIES A WARRANT. If this Series A Warrant is lost, stolen, mutilated, or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Series A Warrant, include the surrender thereof), issue a new Series A Warrant of like denomination and tenor as the Series A Warrant so lost, stolen, mutilated or destroyed. Any such new Series A Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Series A Warrant shall be at any time enforceable by anyone.

10. NOTICES, ETC. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by express mail or other form of rapid communications, if possible, and if not then such notice or communication shall be mailed by first-class mail, postage prepaid, addressed in each case to the party entitled thereto at the following addresses: (a) if to the Company, to Mesa Energy, Inc., Attention: Chief Executive Officer, 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254, and (b) if to the Holder, to such address as originally furnished to the Company by the Holder, or at such other address as one party may furnish to the other in writing. Notice shall be deemed effective on the date dispatched if by personal delivery, two days after mailing if by express mail, or three days after mailing if by first-class mail.

11. AMENDMENT. This Series A Warrant may be amended or otherwise modified only by a writing signed by the Company and the Holder.

12. ACCEPTANCE. Receipt of this Series A Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13. GOVERNING LAW. This Series A Warrant and all rights, obligations and liabilities hereunder shall be governed by the internal laws of the State ofNevada.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the Company has caused this Series A Warrant to be executed by its duly authorized officer as of the date first written above.

MESA ENERGY, INC., a Nevada corporation

By: ______________________________

Name: ______________________________

Title: ______________________________

ATTEST:

____

NOTICE OF EXERCISE

TO: MESA ENERGY, INC.

1. The undersigned hereby elects to purchase ________ shares of the Common Stock of Mesa Energy, Inc. (the "Company"), pursuant to the terms of the attached Series A Warrant, and tenders herewith payment of the exercise price in full pursuant to the terms of Section 2.1 of the attached Series A Warrant, together with all applicable transfer taxes, if any.

2. Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

____
(Name)

____
____
(Address)

3. The undersigned represents that (i) the aforesaid shares of Common Stock are being acquired for the account of the undersigned for, and will be held for, the account of the undersigned only; (ii) the undersigned is aware of the Company's business affairs and financial condition, and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned's own interests.

________________________ (Date)

________________________ (Signature)

________________________ (Print name)

ASSIGNMENT FORM

(To assign the foregoing Series A Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Series A Warrant and all rights evidenced thereby are hereby assigned to

Name: ________________________________

Address:____
(Please Print)

Dated: _______________ _, _____

Holder's
Signature:______________________________

Holder's
Address:____

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Series A Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Series A Warrant.

EXHIBIT C

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN QUALIFIED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND HAVE BEEN QUALIFIED UNDER APPLICABLE SECURITIES LAWS.

MESA ENERGY, INC.

SERIES B WARRANT TO PURCHASE SHARES OF COMMON STOCK

No. B-________ November ___, 2008

THIS CERTIFIES THAT, for value received, ______________, a ______________ (the "Investor"), or Investor's assigns (Investor and Investor's assigns being the "Holder"), is entitled to subscribe for and purchase at any time during the Exercise Period from Mesa Energy, Inc., a Nevada corporation, with its principal office located at 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254 (the "Company"), a number of shares of Common Stock equal to the Share Number at a per share price equal to the Exercise Price in effect at such time. This Series B Warrant is issued in conjunction with the shares of the Company's Common Stock issued pursuant to the Subscription Agreement dated as of November __, 2008, by and between the Company and the Investor.

1. <u>DEFINITIONS</u>. As used herein, the following terms shall have the following respective meanings:

(a) "Aggregate Series B Warrant Price" shall mean the dollar value obtained by multiplying $1.50 by ________.

(b) "Common Stock" shall mean the common stock of the Company.

(c) "Exercise Period" shall mean the period commencing on the original date of issuance of this Series B Warrant and ending at the end of business nine months thereafter.

(d) "Exercise Price" shall mean $1.50 per share of Common Stock.

(e) "Exercise Shares" shall mean any Common Stock acquired upon exercise of this Series B Warrant.

(f) "Share Number", at any time, shall mean (i) the Aggregate Series B Warrant Price minus the aggregate exercise price previously paid upon exercise of this Series B Warrant, divided by (ii) the Exercise Price then in effect.

2. <u>EXERCISE OF SERIES B WARRANT</u>.

2.1 <u>General; Exercise of Series B Warrant</u>.

(a) The rights represented by this Series B Warrant may be exercised as a whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(i) An executed Notice of Exercise in the form attached hereto;

(ii) Payment of the Exercise Price either in cash or by check; and

(iii) This Series B Warrant.

(b) Upon the exercise of the rights represented by this Series B Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates (and such designation is in compliance with applicable securities laws and any stockholders, investor rights or similar agreement), shall be issued and delivered to the Holder as promptly as practicable after the rights represented by this Series B Warrant shall have been so exercised.

(c) The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Series B Warrant shall be deemed to have become the holder of record of such shares on the date on which this Series B Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3. COVENANTS OF THE COMPANY.

3.1 Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Series B Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will, at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Series B Warrant. If at any time during the Exercise Period, the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Series B Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

3.2 No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Series B Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3 Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4. REPRESENTATIONS OF HOLDER.

4.1 Acquisition of Series B Warrant for Personal Account. The Holder represents and warrants that it is not acquiring the Series B Warrant and any shares of capital stock issued or issuable upon exercise of the Series B Warrant with a view to or for resale in connection with any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended. The Holder also represents that the entire legal and beneficial interests of the Series B Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, the account of the Holder only.

4.2 No Current Public Market. The Holder represents and warrants that it understands that there is no current public market for the Warrants and any shares of capital stock issued or issuable upon exercise of the Series B Warrant, that no orderly public market therefor may be crated or maintained, that such securities may be illiquid, and that the Holder may not be able to dispose of any or all of such securities at any time or at any price and may lose the entire value of his investment.

4.3 Due Diligence. The Holder is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company, at or about the date of this Series B Warrant, that is deemed to relate to the Company, to reach an informed and knowledgeable decision regarding its investment in the Company. The Holder is experienced in making investments of this type and has such knowledge and background in financial and business matters that the Holder is capable of evaluating the merits and risks of this investment and protecting its own interests. The Holder has had an opportunity to ask questions of, and receive answers from, the Company and its officers and employees regarding the business, financial affairs and other aspects of the Company, and has further had the opportunity to obtain information (to the extent the Company possesses or can acquire such

information without unreasonable effort or expense) which the Holder deems necessary to evaluate an investment in the Company and to verify the accuracy of information otherwise provided to the Holder.

5. ADJUSTMENTS AND NOTICES. The Exercise Price and the number of Exercise Shares issuable upon exercise of this Series B Warrant shall be subject to adjustment from time to time in accordance with this Section 5.

5.1 Subdivision, Stock Dividends or Combinations. In case the Company shall at any time after the commencement of the Exercise Period subdivide the outstanding Common Stock or shall issue a stock dividend with respect to the Common Stock, the Exercise Price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company shall at any time after the commencement of the Exercise Period combine the outstanding shares of Common Stock, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, in each case effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

5.2 Reclassification, Exchange, Substitution, In-Kind Distribution. Upon any reclassification, exchange, substitution, or other event after the commencement of the Exercise Period that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Series B Warrant or upon the payment after the commencement of the Exercise Period of a dividend in securities or property other than shares of Common Stock, the Holder shall be entitled to receive, upon exercise or conversion of this Series B Warrant, the number and kind of securities and property that Holder would have received if this Series B Warrant had been exercised or converted immediately before the record date for such reclassification, exchange, substitution, or other event or immediately prior to the record date for such dividend. The Company or its successor shall promptly issue to Holder a new Series B Warrant for such new securities or other property. The new Series B Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5 including, without limitation, adjustments to the Series B Warrant Price and to the number of securities or property issuable upon exercise or conversion of the new Series B Warrant. The provisions of this Section 5.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events and successive dividends.

5.3 Consolidation, Merger, Sale, and the Like. In case of any (i) merger or consolidation of the Company into or with another corporation where the Company is not the surviving corporation (but including a merger for the purpose of reincorporating in a new domicile) (ii) sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company or (iii) sale by the Company's stockholders of 50% or more of the Company's outstanding securities in one or more related transactions, the Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the Holder hereof a new Series B Warrant so that the Holder shall have the right to receive upon exercise or conversion of the unexercised or unconverted portion of this Series B Warrant, at a total purchase price not to exceed that payable upon the exercise or conversion of the unexercised or unconverted portion of this Series B Warrant, and in lieu of shares of Common Stock theretofore issuable upon exercise or conversion of this Series B Warrant, the kind and amount of shares of stock, or other securities, money and other property in lieu of such shares of stock, receivable upon or as a result of such reorganization, merger or sale by a holder of the number of shares of Common Stock for which this Series B Warrant is exercisable or convertible immediately prior to such event. Such new Series B Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5.3 shall similarly apply to successive reorganizations, mergers, and sales.

5.4 Adjustment for Issuance of Additional Shares of Common Stock, Convertible Securities, or Common Stock Equivalents. The Exercise Price shall be subject to adjustment from time to time as set forth in this Section 5.4.

(a) Issuance of Additional Shares of Common Stock. In the event the Company shall at any time following the original date of issuance of this Series B Warrant issue any Additional Shares of Common Stock (defined hereinbelow) (otherwise than as provided in the foregoing Sections 5.1, 5.2, and 5.3, above), at a price per share less than the Exercise Price then in effect or without consideration, then the Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Exercise Price then in effect by a fraction:

(i) the numerator of which shall be equal to the sum of (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (y) the number of shares of Common Stock (rounded to the nearest whole share) that the aggregate

consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the Exercise Price then in effect, and

(ii) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock.

No adjustment of the number of shares of Common Stock for which this Series B Warrant shall be exercisable shall be made under paragraphs (i) and (ii) of this Section 5.4(a) upon the issuance of any Additional Shares of Common Stock that are issued pursuant to the exercise of any Common Stock Equivalents, if any such adjustment shall previously have been made upon the issuance of such Common Stock Equivalents (or upon the issuance of any warrant or other rights therefor) pursuant to Section 5. "Additional Shares of Common Stock" means all shares of Common Stock issued by the Company after the Issuance Date.

(b) Issuance of Convertible Securities or Common Stock Equivalents. In the event the Company shall at any time following the original date of issuance of this Series B Warrant take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell any securities convertible into or exchange for, directly or indirectly, Common Stock (the "Convertible Securities"), or any rights or warrants or options to purchase any such Common Stock or Convertible Securities (collectively, the "Common Stock Equivalents"), whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Additional Shares of Common Stock are issuable upon such conversion or exchange shall be less than the Exercise Price in effect immediately prior to the time of such issue or sale, or if, after any issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Exercise Price in effect at the time of such amendment or adjustment, then the Exercise Price then in effect shall be adjusted to the price per share for which Additional Shares of Common Stock are issuable upon such conversion or exchange and the Share Number shall be proportionately increased, such that the Aggregate Series B Warrant Price shall not be changed by any such adjustment(s) to the Exercise Price. No further adjustments of the number of shares of Common Stock for which this Series B Warrant is exercisable and the Exercise Price then in effect shall be made upon the actual issue of such Common Stock upon exercise, conversion, or exchange of any Convertible Security or Common Stock Equivalents.

5.5 Certificate of Adjustment. In each case of an adjustment or readjustment of the Exercise Price pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of , if applicable, the type and amount, if any, of other property which at the time would be received upon exercise of this Series B Warrant.

5.6 No Impairment. The Company shall not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holders of this Series B Warrant against impairment. In the event the Holder shall elect to exercise this Series B Warrant in whole or in part as provided herein, the Company cannot refuse exercise based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, unless (i) an order from the Securities and Exchange Commission prohibiting such exercise or (ii) an injunction from a court, on notice, restraining and/or enjoining exercise of any or all of this Series B Warrant shall have been issued and the Company posts a surety bond for the benefit of the Holder in an amount equal to 120% of the Exercise Price of that number of shares the Holder has elected to exercise, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to the Holder in the event it obtains judgment.

6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Series B Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Series B Warrant may be aggregated for purposes of determining whether the exercise would result

in the issuance of any fractional share. No payments shall be made by the Company in respect of any fractional shares otherwise issuable pursuant to this Series B Warrant.

7. <u>NO STOCKHOLDER RIGHTS</u>. This Series B Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

8. <u>TRANSFER OF SERIES B WARRANT</u>. Subject to applicable laws, the restriction on transfer set forth on the first page of this Series B Warrant and in Section 4.4 and the terms of any applicable stockholders, investor rights, or similar agreement, this Series B Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Series B Warrant and the form of assignment attached hereto to any transferee designated by Holder, provided that the transferee shall have signed an investment letter in form and substance satisfactory to the Company and agreed to be bound by the provisions of this Series B Warrant. Notwithstanding anything to the contrary, no partial transfer of this Series B Warrant shall be permitted.

9. <u>LOST, STOLEN, MUTILATED, OR DESTROYED SERIES B WARRANT</u>. If this Series B Warrant is lost, stolen, mutilated, or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Series B Warrant, include the surrender thereof), issue a new Series B Warrant of like denomination and tenor as the Series B Warrant so lost, stolen, mutilated or destroyed. Any such new Series B Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Series B Warrant shall be at any time enforceable by anyone.

10. <u>NOTICES, ETC</u>. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by express mail or other form of rapid communications, if possible, and if not then such notice or communication shall be mailed by first-class mail, postage prepaid, addressed in each case to the party entitled thereto at the following addresses: (a) if to the Company, to Mesa Energy, Inc., Attention: Chief Executive Officer, 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254, and (b) if to the Holder, to such address as originally furnished to the Company by the Holder, or at such other address as one party may furnish to the other in writing. Notice shall be deemed effective on the date dispatched if by personal delivery, two days after mailing if by express mail, or three days after mailing if by first-class mail.

11. <u>AMENDMENT</u>. This Series B Warrant may be amended or otherwise modified only by a writing signed by the Company and the Holder.

12. <u>ACCEPTANCE</u>. Receipt of this Series B Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13. <u>GOVERNING LAW</u>. This Series B Warrant and all rights, obligations and liabilities hereunder shall be governed by the internal laws of the State ofNevada.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the Company has caused this Series B Warrant to be executed by its duly authorized officer as of the date first written above.

MESA ENERGY, INC., a Nevada corporation

By: ______________________________

Name: ______________________________

Title: ______________________________

ATTEST:

____

NOTICE OF EXERCISE

TO: MESA ENERGY, INC.

1. The undersigned hereby elects to purchase _______ shares of the Common Stock of Mesa Energy, Inc. (the "Company"), pursuant to the terms of the attached Series B Warrant, and tenders herewith payment of the exercise price in full pursuant to the terms of Section 2.1 of the attached Series B Warrant, together with all applicable transfer taxes, if any.

2. Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

____
(Name)

____
____
(Address)

3. The undersigned represents that (i) the aforesaid shares of Common Stock are being acquired for the account of the undersigned for, and will be held for, the account of the undersigned only; (ii) the undersigned is aware of the Company's business affairs and financial condition, and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned's own interests.

_______________________ (Date)

_______________________ (Signature)

_______________________ (Print name)

ASSIGNMENT FORM

(To assign the foregoing Series B Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Series B Warrant and all rights evidenced thereby are hereby assigned to

Name: ________________________________

Address:____
(Please Print)

Dated: ________________, _____

Holder's
Signature:______________________________

Holder's
Address:____

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Series B Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Series B Warrant.

EXHIBIT D

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN QUALIFIED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND HAVE BEEN QUALIFIED UNDER APPLICABLE SECURITIES LAWS.

MESA ENERGY, INC.

SERIES C WARRANT TO PURCHASE SHARES OF COMMON STOCK

No. C-_______ November ___, 2008

THIS CERTIFIES THAT, for value received, _____________, a _____________ (the "Investor"), or Investor's assigns (Investor and Investor's assigns being the "Holder"), is entitled to subscribe for and purchase at any time during the Exercise Period from Mesa Energy, Inc., a Nevada corporation, with its principal office located at 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254 (the "Company"), a number of shares of Common Stock equal to the Share Number at a per share price equal to the Exercise Price in effect at such time. This Series C Warrant is issued in conjunction with the shares of the Company's Common Stock issued pursuant to the Subscription Agreement dated as of November __, 2008, by and between the Company and the Investor.

1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

(a) "Aggregate Series C Warrant Price" shall mean the dollar value obtained by multiplying $3.10 by ________.

(b) "Common Stock" shall mean the common stock of the Company.

(c) "Exercise Period" shall mean the period commencing on the original date of issuance of this Series C Warrant and ending at the end of business one year thereafter.

(d) "Exercise Price" shall mean $3.10 per share of Common Stock.

(e) "Exercise Shares" shall mean any Common Stock acquired upon exercise of this Series C Warrant.

(f) "Share Number", at any time, shall mean (i) the Aggregate Series C Warrant Price minus the aggregate exercise price previously paid upon exercise of this Series C Warrant, divided by (ii) the Exercise Price then in effect.

2. EXERCISE OF SERIES C WARRANT.

2.1 General; Exercise of Series C Warrant.

(a) The rights represented by this Series C Warrant may be exercised as a whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(i) An executed Notice of Exercise in the form attached hereto;

(ii) Payment of the Exercise Price either in cash or by check; and

(iii) This Series C Warrant.

(b) Upon the exercise of the rights represented by this Series C Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates (and such designation is in compliance with applicable securities laws and any stockholders, investor rights or similar agreement), shall be issued and delivered to the Holder as promptly as practicable after the rights represented by this Series C Warrant shall have been so exercised.

(c) The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Series C Warrant shall be deemed to have become the holder of record of such shares on the date on which this Series C Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3. COVENANTS OF THE COMPANY.

3.1 Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Series C Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will, at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Series C Warrant. If at any time during the Exercise Period, the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Series C Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

3.2 No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Series C Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3 Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4. REPRESENTATIONS OF HOLDER.

4.1 Acquisition of Series C Warrant for Personal Account. The Holder represents and warrants that it is not acquiring the Series C Warrant and any shares of capital stock issued or issuable upon exercise of the Series C Warrant with a view to or for resale in connection with any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended. The Holder also represents that the entire legal and beneficial interests of the Series C Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, the account of the Holder only.

4.2 No Current Public Market. The Holder represents and warrants that it understands that there is no current public market for the Warrants and any shares of capital stock issued or issuable upon exercise of the Series C Warrant, that no orderly public market therefor may be crated or maintained, that such securities may be illiquid, and that the Holder may not be able to dispose of any or all of such securities at any time or at any price and may lose the entire value of his investment.

4.3 Due Diligence. The Holder is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company, at or about the date of this Series C Warrant, that is deemed to relate to the Company, to reach an informed and knowledgeable decision regarding its investment in the Company. The Holder is experienced in making investments of this type and has such knowledge and background in financial and business matters that the Holder is capable of evaluating the merits and risks of this investment and protecting its own interests. The Holder has had an opportunity to ask questions of, and receive answers from, the Company and its officers and employees regarding the business, financial affairs and other aspects of the Company, and has further had the opportunity to obtain information (to the extent the Company possesses or can acquire such

information without unreasonable effort or expense) which the Holder deems necessary to evaluate an investment in the Company and to verify the accuracy of information otherwise provided to the Holder.

5. ADJUSTMENTS AND NOTICES. The Exercise Price and the number of Exercise Shares issuable upon exercise of this Series C Warrant shall be subject to adjustment from time to time in accordance with this Section 5.

5.1 Subdivision, Stock Dividends or Combinations. In case the Company shall at any time after the commencement of the Exercise Period subdivide the outstanding Common Stock or shall issue a stock dividend with respect to the Common Stock, the Exercise Price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company shall at any time after the commencement of the Exercise Period combine the outstanding shares of Common Stock, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, in each case effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

5.2 Reclassification, Exchange, Substitution, In-Kind Distribution. Upon any reclassification, exchange, substitution, or other event after the commencement of the Exercise Period that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Series C Warrant or upon the payment after the commencement of the Exercise Period of a dividend in securities or property other than shares of Common Stock, the Holder shall be entitled to receive, upon exercise or conversion of this Series C Warrant, the number and kind of securities and property that Holder would have received if this Series C Warrant had been exercised or converted immediately before the record date for such reclassification, exchange, substitution, or other event or immediately prior to the record date for such dividend. The Company or its successor shall promptly issue to Holder a new Series C Warrant for such new securities or other property. The new Series C Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5 including, without limitation, adjustments to the Series C Warrant Price and to the number of securities or property issuable upon exercise or conversion of the new Series C Warrant. The provisions of this Section 5.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events and successive dividends.

5.3 Consolidation, Merger, Sale, and the Like. In case of any (i) merger or consolidation of the Company into or with another corporation where the Company is not the surviving corporation (but including a merger for the purpose of reincorporating in a new domicile) (ii) sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company or (iii) sale by the Company's stockholders of 50% or more of the Company's outstanding securities in one or more related transactions, the Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the Holder hereof a new Series C Warrant so that the Holder shall have the right to receive upon exercise or conversion of the unexercised or unconverted portion of this Series C Warrant, at a total purchase price not to exceed that payable upon the exercise or conversion of the unexercised or unconverted portion of this Series C Warrant, and in lieu of shares of Common Stock theretofore issuable upon exercise or conversion of this Series C Warrant, the kind and amount of shares of stock, or other securities, money and other property in lieu of such shares of stock, receivable upon or as a result of such reorganization, merger or sale by a holder of the number of shares of Common Stock for which this Series C Warrant is exercisable or convertible immediately prior to such event. Such new Series C Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5.3 shall similarly apply to successive reorganizations, mergers, and sales.

5.4 Adjustment for Issuance of Additional Shares of Common Stock, Convertible Securities, or Common Stock Equivalents. The Exercise Price shall be subject to adjustment from time to time as set forth in this Section 5.4.

(a) Issuance of Additional Shares of Common Stock. In the event the Company shall at any time following the original date of issuance of this Series C Warrant issue any Additional Shares of Common Stock (defined hereinbelow) (otherwise than as provided in the foregoing Sections 5.1, 5.2, and 5.3, above), at a price per share less than the Exercise Price then in effect or without consideration, then the Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Exercise Price then in effect by a fraction:

(i) the numerator of which shall be equal to the sum of (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (y) the number of shares of Common Stock (rounded to the nearest whole share) that the aggregate

consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the Exercise Price then in effect, and

(ii) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock.

No adjustment of the number of shares of Common Stock for which this Series C Warrant shall be exercisable shall be made under paragraphs (i) and (ii) of this Section 5.4(a) upon the issuance of any Additional Shares of Common Stock that are issued pursuant to the exercise of any Common Stock Equivalents, if any such adjustment shall previously have been made upon the issuance of such Common Stock Equivalents (or upon the issuance of any warrant or other rights therefor) pursuant to Section 5. "Additional Shares of Common Stock" means all shares of Common Stock issued by the Company after the Issuance Date.

(b) Issuance of Convertible Securities or Common Stock Equivalents. In the event the Company shall at any time following the original date of issuance of this Series C Warrant take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell any securities convertible into or exchange for, directly or indirectly, Common Stock (the "Convertible Securities"), or any rights or warrants or options to purchase any such Common Stock or Convertible Securities (collectively, the "Common Stock Equivalents"), whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Additional Shares of Common Stock are issuable upon such conversion or exchange shall be less than the Exercise Price in effect immediately prior to the time of such issue or sale, or if, after any issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Exercise Price in effect at the time of such amendment or adjustment, then the Exercise Price then in effect shall be adjusted to the price per share for which Additional Shares of Common Stock are issuable upon such conversion or exchange and the Share Number shall be proportionately increased, such that the Aggregate Series C Warrant Price shall not be changed by any such adjustment(s) to the Exercise Price. No further adjustments of the number of shares of Common Stock for which this Series C Warrant is exercisable and the Exercise Price then in effect shall be made upon the actual issue of such Common Stock upon exercise, conversion, or exchange of any Convertible Security or Common Stock Equivalents.

5.5 Certificate of Adjustment. In each case of an adjustment or readjustment of the Exercise Price pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of , if applicable, the type and amount, if any, of other property which at the time would be received upon exercise of this Series C Warrant.

5.6 No Impairment. The Company shall not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidatlon, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holders of this Series C Warrant against impairment. In the event the Holder shall elect to exercise this Series C Warrant in whole or in part as provided herein, the Company cannot refuse exercise based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, unless (i) an order from the Securities and Exchange Commission prohibiting such exercise or (ii) an injunction from a court, on notice, restraining and/or enjoining exercise of any or all of this Series C Warrant shall have been issued and the Company posts a surety bond for the benefit of the Holder in an amount equal to 120% of the Exercise Price of that number of shares the Holder has elected to exercise, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to the Holder in the event it obtains judgment.

6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Series C Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Series C Warrant may be aggregated for purposes of determining whether the exercise would result

in the issuance of any fractional share. No payments shall be made by the Company in respect of any fractional shares otherwise issuable pursuant to this Series C Warrant.

7. NO STOCKHOLDER RIGHTS. This Series C Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

8. TRANSFER OF SERIES C WARRANT. Subject to applicable laws, the restriction on transfer set forth on the first page of this Series C Warrant and in Section 4.4 and the terms of any applicable stockholders, investor rights, or similar agreement, this Series C Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Series C Warrant and the form of assignment attached hereto to any transferee designated by Holder, provided that the transferee shall have signed an investment letter in form and substance satisfactory to the Company and agreed to be bound by the provisions of this Series C Warrant. Notwithstanding anything to the contrary, no partial transfer of this Series C Warrant shall be permitted.

9. LOST, STOLEN, MUTILATED, OR DESTROYED SERIES C WARRANT. If this Series C Warrant is lost, stolen, mutilated, or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Series C Warrant, include the surrender thereof), issue a new Series C Warrant of like denomination and tenor as the Series C Warrant so lost, stolen, mutilated or destroyed. Any such new Series C Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Series C Warrant shall be at any time enforceable by anyone.

10. NOTICES, ETC. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by express mail or other form of rapid communications, if possible, and if not then such notice or communication shall be mailed by first-class mail, postage prepaid, addressed in each case to the party entitled thereto at the following addresses: (a) if to the Company, to Mesa Energy, Inc., Attention: Chief Executive Officer, 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254, and (b) if to the Holder, to such address as originally furnished to the Company by the Holder, or at such other address as one party may furnish to the other in writing. Notice shall be deemed effective on the date dispatched if by personal delivery, two days after mailing if by express mail, or three days after mailing if by first-class mail.

11. AMENDMENT. This Series C Warrant may be amended or otherwise modified only by a writing signed by the Company and the Holder.

12. ACCEPTANCE. Receipt of this Series C Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13. GOVERNING LAW. This Series C Warrant and all rights, obligations and liabilities hereunder shall be governed by the internal laws of the State ofNevada.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the Company has caused this Series C Warrant to be executed by its duly authorized officer as of the date first written above.

MESA ENERGY, INC., a Nevada corporation

By: ______________________________

Name: ____________________________

Title: _____________________________

ATTEST:

____

NOTICE OF EXERCISE

TO: MESA ENERGY, INC.

1. The undersigned hereby elects to purchase _______ shares of the Common Stock of Mesa Energy, Inc. (the "Company"), pursuant to the terms of the attached Series C Warrant, and tenders herewith payment of the exercise price in full pursuant to the terms of Section 2.1 of the attached Series C Warrant, together with all applicable transfer taxes, if any.

2. Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

____
(Name)

____
____
(Address)

3. The undersigned represents that (i) the aforesaid shares of Common Stock are being acquired for the account of the undersigned for, and will be held for, the account of the undersigned only; (ii) the undersigned is aware of the Company's business affairs and financial condition, and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned's own interests.

____
(Date)

____
(Signature)

____
(Print name)

ASSIGNMENT FORM

(To assign the foregoing Series C Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Series C Warrant and all rights evidenced thereby are hereby assigned to

Name: ________________________________

Address: ____
(Please Print)

Dated: ______________ _, _____

Holder's
Signature: ______________________________

Holder's
Address: ____

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Series C Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Series C Warrant.

OFFERING CIRCULAR SUMMARY

This summary provides a brief overview of the key aspects of our Company and the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire Offering Circular, including our financial statements and the notes to those statements.

Company Overview

Mesa Energy, Inc., a Nevada corporation (the "Company"), is a company, whose predecessor entity, Mesa Energy, LLC, was formed in April 2003 to engage in the oil and gas industry. The Company's primary oil and gas operations are conducted through its wholly owned subsidiaries, Mesa Energy Operating, LLC, a Texas limited liability company ("Mesa Operating"), and Poydras Energy Partners, LLC, a Louisiana limited liability company now known as Poydras Energy, LLC ("Poydras"). Mesa Operating is a licensed/qualified operator in the states of Texas, Oklahoma, and Wyoming. With the exception of the Main Pass 35 Project, which is operated by Poydras, all field operations of the Company are conducted by Mesa Operating. Both operating entities have in the past, and will continue in the future to employ, on an as-needed basis, the services of drilling contractors, other drilling related vendors, field service companies, and professional petroleum engineers as required in connection with the expected future drilling and production operations of the Company.

The Company was originally incorporated as North American Risk Management Incorporated on January 24, 2001 in the State of Colorado. It was organized to engage in the business of providing insurance to independent and fleet truck operators as an affiliate. However, it never generated significant operations and ceased operations after approximately six months. On March 3, 2006, the Company was the surviving entity in a merger with Mesa Energy, LLC, a Texas limited liability company. Subsequently, the Company reincorporated in the State of Nevada by merging with and into Mesa Energy, Inc., a Nevada corporation on March 13, 2006. On March 21, 2008, we filed a Certificate of Amendment of Articles of Incorporation increasing the number of our authorized shares to a total of 110,000,000, of which 100,000,000 shares are designated as common stock, $0.001 par value per share, and 10,000,000 shares are designated as preferred stock, $0.001 par value per share. The Amended Articles of Incorporation provide that our Board of Directors shall designate and fix the rights, privileges, preferences, and restrictions attributable to the preferred stock. At the present time, no rights, privileges, preferences, or restrictions have been designated or fixed and no preferred shares are outstanding.

Our principal executive offices are located at 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254. Our telephone number is 972-490-9595.

Some of the key highlights of our business are:

- Experienced Management Team – Mesa's executive officers each have over 30 years of diversified oil and gas and business management experience.
- Outstanding Technical Team – Mesa's technical professionals have years of broad based technical experience in diversified oil and gas environments.
- Our Business Plan calls for rapid expansion of a balanced and highly diversified asset base with multiple asset components.

The Offering

Securities Offered	A Minimum Offering of 156,250 Units, on a best efforts, all-or-none basis; and, thereafter, on a best efforts basis, to a maximum of 250,000 Units, at a price of $1.90 per Unit. Each Unit consists of two shares of common stock, four "A" Warrants, each exercisable at $1.00 with a term of three months, three "B" Warrants, each exercisable at $1.50 with a term of nine months, and three "C" Warrants, each exercisable at $3.10 with a term of one year.

Common Stock Outstanding	12,551,115 shares (prior to Offering) 12,863,615 shares (Minimum Offering, without exercise of any Warrants) 14,426,115 shares (Minimum Offering, with exercise of all Warrants) 13,051,115 shares (Maximum Offering, without exercise of any Warrants) 15,551,115 shares (Maximum Offering, with exercise of all Warrants)
Use of Proceeds	The proceeds will be utilized to facilitate acquisition of producing properties, to drill and enhance existing and acquired properties, to evaluate and acquire acreage for future development and for operating capital. Please refer to "Use of Proceeds" on page 2 of this Offering Circular for a more detailed discussion.
Risk Factors	The Offering involves a high degree of risk. Please refer to "Risk Factors" beginning on page 2 of this Offering Circular for a description of the risk factors you should consider.
Pink OTC Markets symbol	The Company's common stock is quoted on the Pink OTC Markets under the symbol MSEG.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors listed below and all other information contained in this Offering Circular before investing in our common stock. If any of the following risks occur, our business, our quarterly and annual operating results, or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.

Risk Factors Relating to Our Business

We are an exploration stage company and have no current revenues. Our business plan depends on our ability to place existing oil and gas reserves into production. Because we have a limited operating history, it is difficult to predict our future performance.

Although our predecessor entity was formed in April 2003, we have been and continue to be an exploration stage company. Therefore, we have limited operating and financial history available to help potential investors evaluate our past performance and the risks of investing in this Offering. Moreover, our limited historical financial results may not accurately predict our future performance. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. As a result of the risks specific to our new business and those associated with new companies in general, it is possible that we may not be successful in implementing our business strategy.

A decrease in oil and gas prices may adversely affect our results and financial condition.

Our success is highly dependent on prices for oil and gas, which historically have been extremely volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on us. Oil and gas markets are both seasonal and cyclical. For example, as of the date of this Offering Circular, the prices of oil and gas have declined materially since the summer. The prices of oil and gas depend on factors we cannot control, such as weather, economic conditions, levels of production, actions by OPEC and other countries, and government actions and speculators' actions in the futures markets. Prices of oil and gas will affect the following aspects of our business:

- our revenues, cash flows, and earnings, if any;
- the amount of oil and gas that we economically able to produce;
- our ability to attract capital to finance our operations and the cost of the capital;
- the value of our oil and gas properties; and
- the profit and loss we incur in exploring for and developing our reserves.

Our reserve information reflects estimates that may turn out to be incorrect if the assumptions upon which these estimates are based are inaccurate. Any material inaccuracies in these reserves estimates or underlying assumptions will materially affect the quantities and present values of our reserves.

The process of estimating oil and gas reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this Offering Circular.

In order to prepare these estimates, we must project production rates and the timing of development expenditures. We must also analyze available geological, geophysical, production, and engineering data, the extent, quality, and reliability of which can vary. In addition, the process requires us to make economic assumptions, such as future oil and gas prices, drilling and operating expenses, capital expenditures, taxes, and the availability of funds. Therefore, estimates of oil and gas reserves are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this Offering Circular. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and gas prices, and other factors, many of which are beyond our control.

You should not assume that the present value of future net cash flows from our proved reserves referred to in this Offering Circular is the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Information about reserves constitutes forward-looking information. See "Forward-Looking Statements" for information regarding forward-looking information. The discounted present value of our oil and gas reserves is prepared in accordance with guidelines established by the SEC. A purchaser of reserves would use numerous other factors to value our reserves. The discounted present value of reserves, therefore, does not represent the fair market value of those reserves.

Unless we are able to replace reserves which we have or will produce, our cash flows and any actual future production will decrease over time.

Our future success depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable. As is often the case, any properties that we have, which become producing properties for us, may have initial production rates that will be materially greater than the rates obtained later in the production cycle, followed by a steep decline in production. As a result, we must continually locate and develop or acquire new oil and gas reserves to replace those being depleted by any future production from such properties. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance these activities and during periods of high operating costs when it is expensive to contract for drilling rigs and other equipment and personnel necessary to explore for oil and gas. Without successful exploration or acquisition activities, our reserves, and any possible revenues generated from such production, will decline rapidly. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost, or at all.

Also, because of the short life of our reserves, our return on the investment we make in our oil and gas wells and the value of our oil and gas wells will depend significantly on prices prevailing during anticipated relatively short production periods.

Investment in exploration projects increases the risks inherent in our oil and gas activities.

While we intend a develop a portfolio consisting of a balanced and diversified mix of existing production, developmental, and exploration drilling opportunities, to the extent that we invest in exploration, there are much greater risks than in acquisitions and developmental drilling. Any prior success in exploration does not assure that we will continue to increase reserves through exploration. Additionally, there are significant uncertainties as to the future costs and timing of drilling, completing, and producing wells. Our drilling operations may be curtailed, delayed, or canceled as a result of a variety of factors, including:

- unexpected drilling conditions;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with governmental requirements; and
- shortages or delays in the availability of drilling rigs and the delivery of equipment or materials.

Because we may not operate all of our properties, we could have limited influence over their development.

Although we intend to operate or otherwise directly control the operation of all our properties, there may be certain situations wherein we elect to allow others to operate. In that event, we would have limited influence over the operations of those properties. Our lack of control could result in the following:

- the operator may initiate exploration or development on a faster or slower pace than we prefer;
- the operator may propose to drill more wells or build more facilities on a project than we have budgeted for or that we deem appropriate, which may mean that we are unable to participate in the project or share in the revenues generated by the project even though we paid our share of exploration costs; and if an operator refuses to initiate a project, we may be unable to pursue a project.

Either of these events could materially reduce the value of our properties.

Competitive industry conditions may negatively affect our ability to conduct operations.

We intend to operate in the highly competitive areas of oil and gas exploration, development, and production. We compete with other oil and gas companies for the purchase of leases, most of which companies have materially greater economic resources than we. These leases include exploration prospects as well as properties with proved reserves. Factors that affect our ability to compete in the marketplace include:

- our access to the capital necessary to drill wells and acquire properties;
- our ability to acquire and analyze seismic, geological and other information relating to a property;
- our ability to retain the personnel to properly evaluate seismic, geological and other information relating to a property;
- the location of, and our access to, pipelines and other facilities used to produce and transport oil and gas production;
- the standards we establish for the minimum projected return on an investment or our capital; and
- the availability of alternative fuel sources.

Our competitors include major integrated oil companies, independent energy companies, affiliates of major interstate and intrastate pipelines, and national and local gas gatherers, many of which possess greater financial, technological, and other resources than we do.

Our competitors may use superior technology which we may be unable to afford or which would require costly investment by us to compete.

Our industry is subject to rapid and significant advancements in technology. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

We may not be able to replace our reserves or generate cash flows if we are unable to raise capital.

We will be required to make substantial capital expenditures to develop our existing reserves, and to discover new oil and gas reserves. Historically, we have financed these expenditures primarily with cash from proceeds from borrowings from our management and proceeds from the sale of debt and equity securities. We cannot assure you that we will be able to raise capital from these sources in the future. We also make offers to acquire oil and gas properties in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially. We expect to continue to sell working interests in properties to supplement our available cash. Doing so reduces the potential income from these properties.

Our decision to drill a prospect, whether developmental or exploratory, is subject to a number of factors and we may decide to alter our drilling schedule or not drill at all.

We describe our current prospects and our plans to explore these prospects in this Offering Circular, including the materials incorporated by reference. A prospect is a property on which we have identified what we believe, based on available seismic and geological information, to be indications of hydrocarbons. Our prospects are in various stages of evaluation, ranging from a prospect which is ready to drill to a prospect which will require substantial additional data processing and interpretation. Whether we ultimately drill a prospect may depend on the following factors:

- receipt of additional seismic data or the reprocessing of existing data;
- acquisition and utilization alternate evaluation technologies;
- material changes in oil or gas prices;
- the costs and availability of drilling rigs;
- the success or failure of wells drilled in similar formations or which would use the same production facilities;
- availability and cost of capital;
- our ability to attract other industry partners to acquire a portion of the working interest to reduce exposure to costs and drilling risks; and
- decisions of our joint working interest owners.

We will continue to gather data about our prospects, and it is possible that additional information may cause us to alter our drilling schedule or determine that a prospect should not be pursued at all. You should understand that our plans regarding our prospects are subject to change.

Weather, unexpected subsurface conditions, and other unforeseen hazards may adversely impact our ability to conduct business.

There are many operating hazards in exploring for and producing oil and gas, including:

- our drilling operations may encounter unexpected formations or pressures which could cause damage to equipment or personal injury;
- we may experience equipment failures which curtail or stop drilling or production; and
- we could experience blowouts or other damages to the productive formations that may require a well to be re-drilled or other corrective action to be taken.

In addition, any of the foregoing may result in environmental damages for which we could be liable. We cannot assure you that we will be able to maintain adequate insurance at rates we consider reasonable to cover our possible losses from operating hazards. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.

We may not have production to offset hedging; by hedging, we may not benefit from price increases.

While we do not anticipate hedging to be a part of our business strategy, it may be necessary to reduce our exposure to the volatility of oil and gas prices by hedging a portion of our production, once it has commenced. In a typical hedge transaction, we would have the right to receive from the other parties to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we would be required to pay the other parties this difference multiplied by the quantity hedged. We would be required to pay the difference between the floating price and the fixed price when the floating price exceeds the fixed price regardless of whether we have sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments would not be offset by sales of production. Hedging would also prevent us from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge. We could also enter into price "collars" to reduce the risk of changes in oil and gas prices. Under a collar, no payments would be due by either party so long as the market price is above a floor set in the collar and below a ceiling. If the price falls below the floor, the counter-party to the collar pays the difference to us and if the price is above the ceiling, we pay the counter-party the difference.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

Our operations are subject to numerous laws and regulations governing the operation and maintenance of our facilities and the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

- require that we acquire permits before commencing drilling;
- restrict the substances that can be released into the environment in connection with drilling and production activities;
- limit or prohibit drilling activities on protected areas such as wetland or wilderness areas; and
- require remedial measures to mitigate pollution from former operations, such as dismantling abandoned production facilities.

Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Also, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or we may be required to cease production (subsequent to any commencement) from properties in the event of environmental damages.

Factors beyond our control affect our ability to market production and our financial results.

The ability to market oil and gas produced from our wells depends upon numerous factors beyond our control. These factors include:

- the extent of domestic production and imports of oil and gas;
- the proximity of the gas production to gas pipelines;
- the availability of pipeline capacity;
- the demand for oil and gas by utilities and other end users;
- the available of alternative fuel sources;
- the effects of inclement weather;
- state and federal regulation of oil and gas marketing; and
- federal regulation of gas sold or transported in interstate commerce.

Because of these factors, we may be unable to market all of the oil or gas that we might produce. In addition, we may be unable to obtain favorable prices of the oil and gas that we might produce.

If oil and gas prices continue to decrease or do not reverse the trend of the preceding few months, we may be required to take write downs of the carrying value of our oil and gas properties.

We may be required to write down the carrying value of our oil and gas properties when oil and gas prices are low or if we have substantial downward adjustments to our estimated net proved reserves, increases in our estimates of development costs or deterioration in our exploration results. Under the successful efforts method we use to account for our oil and gas properties, the net capitalized costs of our oil and gas properties may not exceed the expected undiscounted future net cash flows from estimated net proved reserves, using expected oil and gas prices at the time of production, plus the lower of cost or fair market value of our unproved properties. If net capitalized costs of our oil and gas properties exceed this limit, we must charge to earnings the amount of the carrying value of net proved properties in excess of the discounted future net cash flows. This type of charge will not affect our cash flows, but will reduce the book value of our oil and gas properties and our stockholders' equity. We review the carrying value of our properties annually or whenever events or changes in circumstances indicate that the carrying value of the properties may not be recoverable, based on prices in effect as of the end of each period or at the time of reporting our results. Once incurred, a write-down of oil and gas properties is not reversible at a later date, even if prices increase.

Our current financial condition has raised substantial doubt regarding our ability to continue as a going concern.

The auditor's reports accompanying our audited consolidated financial statements for the years ended December 2006 and 2007 contained an explanation that our financial statements were prepared assuming that we will continue as a going concern. The report cites the generation of significant losses from operations, an accumulated deficit, and a working capital deficit. To finance the Company's net losses, early stage stock has been sold and officers and directors have funded the Company through notes payable. There can be no assurance that additional stock can be sold or that the officers and directors will have the willingness or ability to continue to make financing available to the Company in the future. The officers and directors are under no legal obligation to provide additional loans to the company. In the event that the officers cannot continue to make such loans, or that Mesa does not receive funds from other sources, Mesa may be unable to continue to operate as a going concern.

The consolidated financial statements included elsewhere herein do not include any adjustments that might result from the outcome of these uncertainties. Our ability to continue operating as a going concern will depend on our ability to derive sufficient funds from the sale of our leases or the production of oil and gas thereon to generate gross revenues in excess of our required cash expenditures and, thereafter, to generate sufficient funds to allow us to effectuate our business plan. Further, to the extent that funds for our operations and business plan are required that exceed our gross revenues, our ability to continue operating as a going concern will also depend on our ability to obtain sufficient financing, whether in the form of debt or equity. We cannot provide any assurance that we will have sufficient sales or that sufficient financing will be available to us on terms or at times that we may require. Failure in any of these efforts may materially and adversely affect our ability to continue our operations or for you to receive any positive return on your investment in us.

We are dependent on our chief executive officer and certain other key officers, the loss of any of whom could significantly harm our business and operations.

To execute our business plan, we must attract and retain highly qualified personnel. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed. Specifically, we are highly dependent upon our executive officers and other key personnel, including Randy M. Griffin, our Chairman and CEO, Ray L. Unruh, our President, Secretary and Acting Chief Financial Officer, and David L. Freeman, our Executive Vice President – Operations. The loss of any of these individuals or other key employees could materially and adversely affect our business, financial condition, and results of operations. None of our key employees has an employment agreement with us nor does the Company maintain life or disability on any of these individuals.

The market for oil and gas is highly competitive, and we face competition from many established domestic and foreign companies. We may not be able to compete effectively with these companies.

The markets in which we operate are highly competitive. We compete against numerous well-established national and foreign companies in every aspect of the oil and gas production industry. We may not be able to compete effectively with these competitors, and customers may not buy any or all of the oil and gas that we expect to produce. Some of our competitors have longer operating histories, and significantly greater recognition in the market and financial and other resources, than we.

General Risks of Investment

There has been a very limited market for our shares and there may be only limited ways to transfer shares.

Our shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), and available exemptions under applicable state laws. Purchasers of the Units must be fully aware of the long-term nature of an investment in our securities and may need to bear the economic risk of their investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.

Although our common stock has been eligible for quotation on the Pink OTC Markets since December 26, 2007, there has been very limited trading activity and we cannot assure any purchaser in this Offering that a sustained and orderly public market will develop subsequent to this Offering. A review of the trading volume of our common stock since mid-May 2008 indicated that the trading volume exceeded 10,000 shares on only five days and on only nine other days did it exceed 5,000 shares. As our common stock is quoted on the Pink OTC Markets, it is highly likely that the reported volume consists mostly of "double-counts," thereby reducing the actual trading volume to significantly fewer shares. In addition, it is not clear whether any of the reported trades represented actual transactions. In analyzing "transactions" that we believe are on the buy-side and those that we believe are on the sell-side, we concluded that the apparent spread between those transactions is typically between 15% and 20%. With that background information, we cannot be certain that an orderly and robust public market will commence following the closing of this Offering. Notwithstanding such uncertainties, and cognizant of the lack of precision in determining the market price of our stock based on the limited number of reported trades, we concluded that utilizing such data to determine the market price for our stock is as acceptable as any other methodology.

Furthermore, the liquidity of our common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the shares of our common stock may be lower than might otherwise prevail if our common stock were listed on a national stock exchange like the New York Stock Exchange, the American Stock Exchange, or The NASDAQ Stock Market or quoted on the OTC Bulletin Board. Sales of a substantial number of shares of our Common Stock in the public market, including the shares offered under this Offering Circular, could lower the stock price and impair our ability to raise funds in a new stock offering.

Purchasers of the Units will experience immediate and complete dilution of their investment in the shares unless and until the warrants are exercised, if ever.

Purchasers of the Units in this Offering will experience immediate and complete dilution of the net tangible book value of their shares. After giving effect to the issuance of the 312,500 shares of Common Stock offered hereby (Minimum Offering) or 500,000 shares of Common Stock offered hereby (Maximum Offering) at an offering price of $0.95 per share and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, and the receipt of the proceeds therefrom and assuming no exercise of any outstanding stock options or any warrants granted in conjunction with this Offering (Minimum Offering) the net tangible book value per share of Common Stock as of September 30, 2008, would have been ($0.034) (Minimum Offering) or ($0.021) (Maximum Offering). This would result in dilution to the new investors, *i.e.*, the difference between the purchase price of the shares and the net tangible book value per share, of their entire per-share subscription price – $0.984 per share (Minimum Offering) or $0.971 per share (Maximum Offering).

Upon the exercise in full of all warrants that are to be granted in connection with the Offering are exercised, as to which exercises there can be no assurance, and after giving effect to the issuance of an aggregate of 1,873,500 shares of Common Stock offered hereby (Minimum Offering of 312,500 shares and 1,561,000 warrant shares) or 3,000,000 shares of Common Stock offered hereby (Maximum Offering of 500,000 shares and 2,500,000 warrant shares) at a weighted average issuance/warrant exercise price of $1.642 per share and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, and the receipt of the proceeds therefrom and assuming no exercise of any outstanding stock options, the net tangible book value per share of Common Stock as of September 30, 2008, would have been $0.113 (Minimum Offering) or $0.268 (Maximum Offering). This would result in dilution to the new investors, *i.e.*, the difference between the sum of the purchase price of the shares and the exercise price of the Warrants and the net tangible book value per share, of $1.529 per share (Minimum Offering) or $1.374 per share (Maximum Offering).

State Blue Sky registration: potential limitations on resale of the shares.

The holders of the shares of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manuals exemption." This manuals exemption permits a security to be sold by shareholders in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (i) the names of issuers, officers, and directors, (ii) an issuer's balance sheet, and (iii) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor's, and Mergent, Inc. Many states expressly recognize these manuals. A smaller number of states declare that they recognize securities manuals, but do not specify the recognized manuals. Among others, the following states do not have any provisions and, therefore, do not expressly recognize the manuals exemption: Alabama, California, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont, and Wisconsin.

Our common stock is considered to be a "penny stock" and its trading price could entail additional regulatory requirements which may negatively affect the trading.

The trading price of our common stock has almost always been below $5.00 per share; accordingly, our common stock is considered to be a "penny stock." If it continues to trade at this price level, it will continue to be considered to be a penny stock. Trading in penny stocks is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-FINRA equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or listed on The NASDAQ Stock Market). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and a monthly account statement showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that is subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which typically severely limits their market price and liquidity. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Shares not qualified in this offering may become available for sale in the market and may reduce the market price of the shares.

As of the date of this Offering Circular, there were 12,551,115 shares of our Common Stock outstanding. Of these, 10,642,115 shares are owned by our executive officers or entities that they control. While these shares are currently restricted from being traded, if, and when, these stockholders should decide to sell such shares, they would be entitled to avail themselves of certain provisions under Rule 144 as promulgated by the SEC, to remove the restrictions on the sale of such stock. An increase in the number of the Company's shares available for public re-sale without any increase to its capitalization could decrease the market price of its shares.

Management and affiliates will continue to own enough shares to control stockholder vote which could limit the rights of future stockholders.

Our executive officers or entities controlled by them will own approximately 81.54% of the outstanding common stock upon sale of the Minimum Offering, assuming that none of the outstanding options/warrants or the Warrants under this Offering are exercised, as to which exercises there can be no assurance. If all of the Warrants are exercised as is represented by the Maximum Offering, such percentage would be 68.43%. As a result, our executive officers will control the vote on matters that require stockholder approval, such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, affecting a stock split, amending our charter or other material corporate actions.

We may obtain additional capital through the issuance of preferred stock, which may limit your rights as a holder of our Common Stock.

Without any stockholder vote or action, our board of directors may designate and issue shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the Common Stock. The designation and issuance of preferred stock favorable to current management or stockholders could make any possible takeover of the Company or the removal of our management more difficult.

USE OF PROCEEDS

Based on an assumed offering price of $1.90 per Unit, after deducting estimated commissions and offering expenses payable by us, we expect that the net proceeds from this Offering will be approximately $220,000 (Minimum Offering without exercise of any of the Warrants), $375,000 (Maximum Offering without exercise of any of the Warrants), or $4,810,000 (Maximum Offering including exercise of all warrants). We currently intend to use the net proceeds of this Offering as described below.

Minimum Offering (without receipt of any Warrant Proceeds):

- Acquisition of acreage for a defined-risk exploratory drilling project: $140,000
- Drilling and enhancement of existing properties: $ 80,000
- The remainder, if any, of the net proceeds will be used for evaluation of future acquisitions and general corporate purposes, including working capital. The working capital will be utilized in all areas of the Company, including operational expansion, overhead and administration, None of the proceeds will be allocated to repayment of debt owed our Chief Executive Officer or other management.

Maximum Offering (with receipt of all Warrant Proceeds):

- Equity to facilitate acquisition of a producing property: $2,000,000
- Drilling and enhancement of existing or to be acquired properties: $1,970,000
(only in the event of the Maximum Offering and the exercise of all Warrants issued therein)
- Evaluation and acquisition of acreage for future development: $ 520,000
- The remainder, if any, of the net proceeds will be used for general corporate purposes, including working capital. The working capital will be utilized in all areas of the Company, including operational expansion, overhead, and administration. None of the proceeds will be allocated to repayment of debt owed our Chief Executive Officer or other management.

Any funds received from the exercise of the Warrants, as to which exercises there can be no assurance, will be used as outlined above on an "as-received" basis and allocated for general corporate purposes, including our working capital requirements.

The foregoing represents our best estimate of the allocation of the net proceeds of this Offering. Future events, including the challenges, unforeseen expenses, and complications frequently encountered by early stage or exploration stage companies, changes in economic conditions or changes in our business plan or the success or lack thereof, may result in the reallocation of funds or may require the delay, abandonment, or reduction of our efforts. There can be no assurance that our estimates will prove accurate, that expansion of our acquisition and drilling program will not require considerable addition expenditures or time, or that unforeseen expenses or events will not occur.

Until used, the net proceeds of this Offering will be invested in high grade, short-term, interest-bearing securities or certificates of deposit.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock since inception, and we do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our Board of Directors and will be dependent upon our fiscal condition, results of operations, capital requirements, and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization on September 30, 2008, and as adjusted to give effect to the issuance and sale of 312,500 shares (Minimum Offering) and 500,000 shares (Maximum Offering) and the application of the net proceeds therefrom, assuming that none of the options outstanding on the date of this Offering Circular and none of the Warrants to be granted in connection with the Offering is exercised:

	September 30, 2008 (unaudited)		
	Actual	As Adjusted [1]	
		(Minimum)	(Maximum)
Long Term Debt	$ --	$ --	$ --
Stockholders' Equity			
Preferred Stock, par value $0.001: authorized 10,000,000 shares; issued and outstanding – None	--	--	--
Common Stock, par value $0.001: authorized 100,000,000 shares; issued and outstanding – 12,551,115 before offering at September 30, 2008 and 12,863,615 shares after offering (Minimum) or 13,051,115 shares after offering (Maximum)	12,551	12,863	13,051
Additional Paid-in Capital	2,046,612	2,266,300	2,421,112
Accumulated Deficit	(668,497)	(668,497)	(668,497)
Total Stockholders' Equity	1,390,666	1,590,666	1,765,666
Total Capitalization	$3,152,390	$3,352,390	$3,527,390

[1] The "as adjusted" information set forth above assumes approximately $39,000 (Minimum Offering) and $62,000 (Maximum Offering) for placement agent commissions and associated expenses of approximately $38,000 for other costs and expenses related to this offering.

The following table sets forth our capitalization on September 30, 2008, and as adjusted to give effect to the issuance and sale of 1,873,500 shares (Minimum Offering) and 3,000,000 shares (Maximum Offering) and the application of the net proceeds therefrom, assuming that none of the options outstanding on the date of this Offering Circular is exercised and that all of the Warrants to be granted in connection with the Offering are exercised:

	September 30, 2008 (unaudited)		
	Actual	As Adjusted [1]	
		(Minimum)	(Maximum)
Long Term Debt	$ --	$ --	$ --
Stockholders' Equity			
Preferred Stock, par value $0.001: authorized 10,000,000 shares; issued and outstanding – None	--	--	--
Common Stock, par value $0.001: authorized 100,000,000 shares; issued and outstanding – 12,551,115 before offering at September 30, 2008 and 14,424,615 shares after offering (Minimum) or 15,551,115 shares after offering (Maximum)	12,551	14,425	15,551
Additional Paid-in Capital	2,046,612	5,042,538	6,868,612
Accumulated Deficit	(668,497)	(668,497)	(668,497)
Total Stockholders' Equity	1,390,666	4,388,466	6,215,666
Total Capitalization	$3,152,390	$4,492,713	$6,319,913

[1] The "as adjusted" information set forth above assumes approximately $39,000 (Minimum Offering) and $62,000 (Maximum Offering) for placement agent commissions and associated expenses of approximately $38,000 for other costs and expenses related to this offering.

TABLE OF CONTENTS FOR FINANCIAL STATEMENTS ONLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mesa Energy, Inc.
(An Exploration Stage Company)
Dallas, Texas

We have audited the accompanying consolidated balance sheet of Mesa Energy, Inc. (an exploration stage company) as of December 31, 2007 and the related consolidated statements of operations, members' and stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2007, and for the period from inception (April 25, 2003) to December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of their operations and their cash flows for the periods described above, in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has generated significant losses from operations, has an accumulated deficit and has a working capital deficit at December 31, 2007, which together raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
May 5, 2008

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Balance Sheet
December 31, 2007

ASSETS		
Current assets		
Cash	$	27,443
Oil and gas properties, using successful efforts accounting		
Properties not subject to amortization, less impairment of $27,140		668,781
Furniture and equipment, less accumulated depreciation of $4,459		744
TOTAL ASSETS	$	696,968
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable-trade	$	18,498
Accrued expenses		2,799
Accrued expenses-related parties		49,562
Deposits		30,000
Convertible debt		250,000
Notes payable-related parties		487,400
TOTAL CURRENT LIABILITIES		838,259
Asset retirement obligations		9,357
TOTAL LIABILITIES		847,616
Commitments and contingencies		-
Stockholders' Deficit		
Preferred stock, par value $0.001, 10,000,000 shares authorized, -0- shares issued and outstanding.		-
Common stock, par value $0.001, 100,000,000 shares authorized, 11,046,115 shares issued and outstanding.		11,046
Additional paid-in capital		1,263,296
Accumulated deficit during the exploration stage		(1,424,990)
TOTAL STOCKHOLDERS' DEFICIT		(150,648)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	696,968

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Statements of Operations
For the Years Ended December 31, 2007 and 2006 and For the Period
from Inception (April 25, 2003) to December 31, 2007

	2007	2006	Inception to December 31, 2007
Revenues	$ -	$ -	$ -
Operating expenses			
Rent expense	26,595	25,024	117,064
Legal and professional	114,056	203,659	378,040
Exploration cost	25,037	27,389	344,451
Depreciation, depletion, amortization, accretion, and impairment	28,554	174	32,716
Other general and administrative expenses	66,835	112,939	282,191
Total operating expenses	261,077	369,185	1,154,462
Loss from operations	(261,077)	(369,185)	(1,154,462)
Other income (expenses)			
Interest expense	(246,350)	(23,798)	(280,652)
Consulting income	-	2,400	7,553
Interest income	487	767	1,299
Other income	-	1,247	1,272
Net loss	$ (506,940)	$ (388,569)	$ (1,424,990)
Net loss per share - basic and diluted	$ (0.05)	$ (0.04)	
Weighted average number of shares outstanding basic and fully diluted	10,877,476	8,659,620	

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Statement of Members' and Stockholders' Equity (Deficit)
For the Period from Inception (April 25, 2003) to December 31, 2007

	Members' Equity	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Totals
Balances at April 25, 2003 (inception)	$ -	-	$ -	$ -	$ -	$ -
Contributions	157,416	-	-	-	-	157,416
Net loss	(152,274)	-	-	-	-	(152,274)
Balances at December 31, 2003	5,142	-	-	-	-	5,142
Contributions	372,673	-	-	-	-	372,673
Draws	(70,000)	-	-	-	-	(70,000)
Imputed Interest	11,508	-	-	-	-	11,508
Net loss	(166,278)	-	-	-		(166,278)
Balances at December 31, 2004	153,045	-	-	-	-	153,045
Contributions	94,766	-	-	-	-	94,766
Imputed Interest	5,134	-	-	-	-	5,134
Net loss	(210,929)	-	-	-	-	(210,929)
Balances at December 31, 2005	42,016	-	-	-	-	42,016
Contributions	22,743	-	-	-	-	22,743
Net loss from January 1, 2006 to March 3, 2006	(50,495)	-	-	-		(50,495)
Merger with Mesa Energy, Inc. (Co.)	(14,264)	10,000,000	10,000	584,240	(579,976)	-
Fair value of options and warrants issued for services	-	-	-	19,075	-	19,075
Shares issued for cash	-	629,715	630	264,770	-	265,400
Net loss from March 4, 2006 to December 31, 2006	-	-	-	-	(338,074)	(338,074)
Balances at December 31, 2006	-	10,629,715	10,630	868,085	(918,050)	(39,335)
Shares issued for cash	-	416,400	416	207,884	-	208,200
Discount on convertible debt	-	-	-	187,427	-	187,427
Net loss	-	-	-	-	(506,940)	(506,940)
Balances at December 31, 2007	$ -	11,046,115	$ 11,046	$1,263,296	$(1,424,990)	$(150,648)

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

and For the Period from Inception (April 25, 2003) to December 31, 2007

	2007	2006	Inception to December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (506,940)	$ (388,569)	$ (1,424,900)
Adjustments to reconcile net loss to net cash used in operating activities:			
Imputed interest	-	-	16,642
Amortization of debt discount	187,427	-	187,427
Depreciation, depletion, amortization, accretion, and impairment	28,554	174	32,716
Options and warrants issued for services	-	19,075	19,075
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets	-	17,000	-
Accounts payable	15,773	51,801	18,498
Accrued expenses	10,023	15,273	82,361
CASH USED IN OPERATING ACTIVITIES	(265,163)	(285,246)	(1,068,271)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets	-	-	(5,203)
Proceeds from sale of assets	50,000	-	50,000
Oil & gas development costs	(68,825)	(428,197)	(737,681)
CASH USED FOR INVESTING ACTIVITIES	(18,825)	(428,197)	(692,884)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the sale of stock	208,200	265,400	473,600
Borrowings on debt from related parties	49,000	230,400	680,400
Borrowings on debt	-	250,000	250,000
Members' contributions	-	22,743	647,598
Members' distributions	-	-	(70,000)
Principal payments on debt from related parties	(13,000)	-	(193,000)
CASH PROVIDED BY FINANCING ACTIVITIES	244,200	768,543	1,788,598
NET INCREASE (DECREASE) IN CASH	(39,788)	55,100	27,443
CASH AT BEGINNING OF PERIOD	67,231	12,131	-
CASH AT END OF PERIOD	$ 27,443	$ 67,231	$ 27,443
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 30,966	$ 12,697	$ 43,663
Cash paid for income taxes	$ -	$ -	$ -
Non-cash disclosures:			
Revision of asset retirement obligation	$ 6,622	$ -	$ 6,622
Increase in asset retirement obligation	$ 2,862	$ 7,500	$ 14,862

See accompanying summary of accounting policies and notes to consolidated financial statements.

Mesa Energy, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of operations

Mesa Energy, Inc. was originally incorporated as North American Risk Management, Inc. on January 24, 2001 in the State of Colorado. On February 13, 2006, the name was changed to Mesa Energy, Inc. On March 3, 2006, Mesa Energy, Inc. was the surviving entity in a merger with Mesa Energy, LLC, a Texas limited liability company, which was formed April 25, 2003 to serve as an independent exploration and production company. Subsequently, the company was reincorporated in the State of Nevada by merging into Mesa Energy, Inc., a Nevada corporation, on March 13, 2006. The company's business plan is to acquire, develop, produce, explore for, and sell oil and gas and the associated liquids.

Mesa's primary oil and gas drilling and production operations will be conducted through our wholly owned subsidiary, Mesa Energy Operating, LLC, a Texas limited liability company, qualified as an operator in Texas, Oklahoma, and Wyoming. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Mesa records oil and gas revenues following the entitlement method of accounting for production, in which any excess amount received above Mesa's share, is treated as a liability. If less than Mesa's share is received, the underproduction is recorded as an asset. Mesa has had no revenues as of December 31, 2007.

Cash and cash equivalents

Cash and cash equivalents include cash in banks. All cash in banks is unrestricted.

Oil and gas properties

Mesa uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Long-lived assets

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of its carrying amount or fair value less cost to sell.

Property and equipment

Property and equipment consists of office furniture and equipment and is depreciated using the straight-line method over their estimated useful lives of 5 years.

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

In July 2006, the FASB issued FIN 48 - "Accounting for Uncertainty in Income Taxes," an interpretation of FAS 109 ("FIN 48"), effective for years beginning after December 15, 2006. FIN 48 establishes a more-likely-than-not threshold for recognizing the benefits of tax return positions in the financial statements. Also, FIN 48 implements a process for measuring those tax positions which meet the recognition threshold of being ultimately sustained upon examination by the taxing authorities. The adoption of FIN 48 had no material impact to Mesa's financial statements.

Recently issued accounting pronouncements

Mesa does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Mesa results of operations, financial position or cash flow.

NOTE 2 – GOING CONCERN

As indicated in the accompanying consolidated financial statements, Mesa has incurred recurring losses from operations resulting in an accumulated deficit of $1,424,990 and has a working capital deficit of $810,816 at December 31, 2007. These conditions raise substantial doubt as to Mesa's ability to continue as a going concern. To finance Mesa's net losses, early stage stock has been sold and officers and directors have funded Mesa through notes payable (see Note 4). There can be no assurance that additional stock can be sold or that the officers and directors will have the ability to continue to make financing available to Mesa in the future. The officers and directors are under no legal obligation to provide additional loans to the company. In the event that the officers cannot continue to make such loans, or that Mesa does not receive funds from other sources, Mesa may be unable to continue to operate as a going concern. The financial statements do not include any adjustments that might be necessary if Mesa is unable to continue as a going concern.

NOTE 3 – OIL AND GAS PROPERTIES

All of Mesa's oil and gas properties are located in the United States. No amortization expense was recorded in 2007 as no production or sales occurred.

The carrying value, net of accretion and impairment, at December 31, 2007 of Mesa's oil and gas properties are:

Prospect		Net Carrying Value
Coal Creek Prospect	$	205,085
Frenchy Springs Prospect		463,696
Total	$	668,781

Costs excluded from amortization at December 31, 2007 were:

Year Incurred		Acquisition Costs		Exploration Costs		Impairment		Total
2006 and prior	$	236,963	$	421,598	$	-	$	658,561
2007		-		37,360		(27,140)		10,220
Total	$	236,963	$	458,957	$	(27,140)	$	668,781

Mesa holds oil and gas lease interests in Oklahoma and Wyoming. The leases are classified as "Properties not subject to amortization" in Mesa's financial statements. Mesa evaluates each of its properties upon completion of drilling and assessment of reserves to either classify as "Properties subject to amortization" or impair the properties.

Coal Creek Prospect – Sequoyah County, Oklahoma

The Coal Creek Prospect is a developmental prospect targeting the Brent Sand, a shallow gas reservoir present in the Arkoma Basin of eastern Oklahoma. Approximately 800 acres are under lease near the town of Muldrow, Oklahoma, and the acreage includes the Cook #1, a completed and tested gas well awaiting pipeline hook-up.

On December 26, 2007, Mesa Energy, Inc. completed a "farm-out" transaction with Wentworth Operating Company of Edmond, OK, wherein Wentworth will acquire Mesa's pipeline right-of-way and will construct a natural gas gathering system and approximately three miles of pipeline to connect the Cook #1 and future wells to an Arkansas Oklahoma Gas Company (AOG) pipeline. In addition, Wentworth will fund, drill and complete the Gipson #1, a direct offset to the Cook #1.

Wentworth made an advance deposit of $30,000 against the acquisition price of $60,000 for the pipeline right-of-way with the balance payable out of net proceeds from the initial gas sales from Cook #1 and Gipson #1. Upon completion of the work described above, Wentworth will earn an assignment of the pipeline right-of-way and a 70% working interest in the project. Further development of up to five additional offset drilling locations is dependent upon the results of the Cook #1 and Gipson #1 wells.

Frenchy Springs Prospect – Johnson County, Wyoming

The Frenchy Springs Prospect is located on the west flank of the Powder River Basin on federal lands approximately seven miles northwest of the town of Midwest in Johnson County, Wyoming.

The initial test well, the Mesa Energy #23-22, was drilled by Mesa Energy Operating, LLC, in August, 2006 Two out of five potential productive zones have been tested and determined to be uneconomical, Mesa continues to evaluate the remaining three zones. Weather and environmental restrictions do not allow work on the location during the period from February through July of each year limiting the time available for development of the well on location. Additional geological and engineering testing is planned for May of 2008, and additional completion efforts in the unevaluated zones are planned for Fall 2008.

On January 4, 2007, Mesa sold a 10% working interest in the prospect to a third party for $50,000 reducing Mesa's overall working interest to 50%. No gain or loss was recognized for sales of the partial working interests in accordance with FAS 19 *Financial Accounting and Reporting by Oil and Gas Producing Companies*. Mesa Energy Operating, LLC, is the operator of the Frenchy Springs Prospect.

NOTE 4 – SHORT-TERM DEBT - RELATED PARTIES

At December 31, 2007, short-term debt consisted of three notes payable to related parties for cash loaned to the company. Two of the notes totaling $451,400 are payable to entities owned by the founders and bear interest at a rate of 6% per annum with principal and interest to mature on March 31, 2009. The third note was executed during the year ended December 31, 2006 for $49,000 to the Company's CEO. As of December 31, 2007, principal payments totaling $13,000 have been repaid to the CEO on this note.

NOTE 5 – CONVERTIBLE PROMISSORY NOTE

Mesa borrowed $250,000 under a convertible note from a private investor ánd consultant to the company. This note bears interest at 12% per annum and matured on September 30, 2007, but was extended until September 29, 2008. The note provides the investor the right to convert any or all of the outstanding debt to Mesa Energy common shares, at $0.50 per share, any time prior to the maturity date. Attached to the note were three year warrants for 300,000 common shares of Mesa Energy stock exercisable at $0.50 per share.

Mesa has evaluated the terms of the convertible note and attached warrants in accordance with EITF 98-5 and EITF 00-27. The relative fair value of the warrants under the Black-Scholes option pricing model was $93,713, which was recorded as a debt discount on the convertible note and amortized using the effective interest method over the term of the note. The parameters used in the Black-Scholes valuation model were: a risk-free interest rate of 4.62%; the current stock price on the date of issuance of $0.50 per common share; the exercise price of the warrants of $0.50 per share of common stock; an expected term of three years; volatility of 214.54% and an expected dividend yield of 0.0%. Mesa also determined that the issuance of the warrants created a beneficial conversion feature. Mesa recorded a discount of $93,714 to reflect the value of the beneficial conversion feature on the convertible debt on the date of issuance. Utilizing the effective interest method, the value of the beneficial conversion feature has been completely amortized through the maturity date of the debt in accordance with EITF 00-27. For the year ending December 31, 2007, a total of $187,427 was charged to interest expense associated with the amortization of the debt discount and the beneficial conversion feature.

NOTE 6 – ASSET RETIREMENT OBLIGATIONS

The following is a description of the changes to the Company's asset retirement obligations for the years ended December 31, 2007 and 2006:

	2007	2006
Asset retirement obligations at beginning of year	$ 12,000	$ 4,500
Additions for exploratory and development drilling	2,862	7,500
Accretion expense	1,117	-
Revision in cost estimates	(6,622)	-
Asset retirement obligations at end of year	$ 9,357	$ 12,000

NOTE 7 - INCOME TAXES

Mesa uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

At December 31, 2007, Mesa had net operating loss carryforwards of $1,174,706 that will expire between 2023 through 2027. No tax benefit has been reported in the December 31, 2007 financial statements since the potential tax benefit is offset by the valuation allowance. Mesa utilized an effective tax rate of 35% as its estimate of its future tax rate.

At December 31, 2007 and 2006, deferred tax assets consisted of the following:

	2007	2006
Deferred tax assets		
Net operating losses	$ 411,147	$ 108,000
Less: valuation allowance	(411,147)	(108,000)
Net deferred tax asset	$ -	$ -

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Mesa is not currently involved in any pending legal proceedings.

Mesa is subject to cash calls (requests for pro-rata funding of drilling operations per approved budgets) related to its various investments in oil and gas prospects. The potential cash calls are in the normal course of business for Mesa's oil and gas interests. Mesa will require funds in excess of its net cash flows from operations to meet its cash calls for its various interests in oil and gas prospects to explore, produce, develop, and eventually sell the underlying natural gas and oil products.

NOTE 9 - STOCKHOLDERS' EQUITY

On March 3, 2006, Mesa Energy, LLC, merged with Mesa Energy, Inc., a Colorado corporation. Mesa Energy, Inc. (Colorado) (formerly known as North American Risk Corporation, Inc.) issued 9,100,000 shares in exchanges for all of the assets and liabilities of Mesa Energy, LLC.

On March 13, 2006, the combined entity merged with Mesa Energy, Inc., a Nevada Corporation, Mesa Energy, Inc. (Nevada) issued 900,000 shares of common stock on a 1:1 basis to Mesa Energy, Inc. (Colorado).

Neither new entity had any assets, liabilities or operations. Both of the above transactions were accounted for as recapitalizations of Mesa.

During the year ended December 31, 2006, Mesa issued 629,715 shares of common stock for cash proceeds of $265,400 in a series of transactions. Mesa also issued 30,000 warrants for services. The options and warrants were valued at $19,075 using the Black Scholes Option Pricing Model.

During the year ended December 31, 2007, Mesa issued 416,400 shares of common stock for cash proceeds of $208,200.

NOTE 10 – SUBSEQUENT EVENTS

On January 1, 2008, Mesa Energy, Inc. acquired Poydras Energy Partners, LLC, a Louisiana operating company, now known as Poydras Energy, LLC ("Poydras"), along with its principal asset, the Main Pass 35 Project. The Project has been shut down since Hurricane Katrina. The wells were undamaged but there was extensive damage to the processing facility. Poydras will operate the property as a wholly owned subsidiary of Mesa.

Mesa acquired 50% of its interest in Poydras from its Chief Executive Officer in exchange for a $100,000 promissory note from Mesa. The note bears interest at 6% and is due on March 31, 2008. Effective January 1, 2008, Mesa issued 1,500,000 shares of common stock to acquire the remaining 50% interest from affiliates of David Freeman, Freeman Energy, LLC (1,000,000 shares) and HS Investments (500,000 shares). Also, on January 1, 2008, Mesa entered into an employment agreement with Mr. Freeman as its Executive Vice-President of Oil & Gas Operations.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements of Mesa Energy, Inc. and Poydras Energy, LLC

The unaudited pro forma combined condensed consolidated balance sheets and statements of operations for the year ended December 31, 2007 are presented as if the acquisition had taken place on January 1, 2007 by combining the historical results of Poydras Energy, LLC, and Mesa Energy, Inc.

The pro forma combined condensed consolidated balance sheets and statements of operations are presented for informational purposes only and are not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, or is it intended to be a projection of future results. The unaudited pro forma results were as follows:

	Mesa Energy, Inc.	Poydras Energy, LLC	Pro Forma Adjustments	Combined Pro Forma Results
ASSETS				
Current assets	$ 27,443	$ 1,326	$ -	$ 28,769
Oil and gas properties	668,781	389,677	-	1,269,611
Other assets	744	600,830	-	390,421
Total assets	$ 696,968	$ 991,833	$ -	$ 1,688,801
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities	$ 838,259	$ 2.288	$ -	$ 840,547
Non-current liabilities	9,357	495,177	-	504,534
Total liabilities	847,616	497,465	-	1,345,081
Stockholders' deficit				
Preferred stock	-	-	-	-
Common stock	11,046	-	-	11,046
Additional paid in capital	1,263,296	-	-	1,263,296
Accumulated deficit	(1,424,990)	494,368	-	(930,622)
Total stockholders' deficit	(150,648)	494,368	-	332,674
Total liabilities and stockholders' deficit	$ 696,968	$ 991,833	$ -	$ 1,688,801
Revenues	$ -	$ 60,571	$ -	$ 60,571
General and administrative expenses				
Rent expense	26,595	-	-	26,595
Legal and professional	114,056	1,092	-	115,148
Exploration cost	25,037	17,249	-	42,286
Depreciation, depletion, amortization, accretion, and impairment	28,554	-	-	28,554
Other general and administrative expenses	66,835	54,082	-	120,917
Total general and administrative expense	261,077	72,423	-	333,500
Loss from operations	(261,077)	(11,852)	-	(272,929)
Other income (expenses)				
Interest expense	(246,350)	-	-	(246,350)
Interest income	487	-	-	487
Net loss	$ (506,940)	$ (11,852)	$ -	$ (518,792)

Following Mesa's acquisition of Poydras as a wholly owned subsidiary, Poydras entered into two Participation Agreements with respect to the Main Pass 35 Project. One of the Participation Agreements was with Roky Operating, LLC, which acquired a 40% working interest (30% net revenue interest). The other Participation Agreement was entered into with Hayhurst Investments, Ltd. ("Hayhurst"), which acquired a 3% working interest (2.25% net revenue interest). In addition, Hayhurst was granted an option to acquire up to an additional 7% working interest (5.25% net revenue interest) in the Project. This option expired on April 30, 2008.

On March 20, 2008, Mesa's Articles of Incorporation were amended to increase its total number of authorized common shares to 100,000,000 and to establish 10,000,000 authorized preferred shares.

On April 4, 2008, Mesa repaid principal of $36,000 and accrued interest of $556 to Randy M. Griffin, our CEO, as a reduction of Mesa's related party debt. In addition, on April 4, 2008, Mesa also repaid principal of $100,000 and accrued interest of $1,545 to Randy M. Griffin to repay the promissory note related to the acquisition of Poydras.

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited)

	September 30, 2008	December 31, 2007
ASSETS		
Current assets		
Cash	$ 1,010,709	$ 27,443
Oil and gas properties, using successful efforts accounting		
Properties not subject to amortization, less accumulated impairment of $27,140 and $27,140, respectively	1,452,461	668,781
Equipment	87,868	-
Net oil and gas properties	1,540,329	668,781
Furniture and equipment, less accumulated depreciation of $4,681 and $4,459, respectively	522	744
Prepaid asset retirement cost	600,830	-
TOTAL ASSETS	$ 3,152,390	$ 696,968
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable trade	$ 254,791	$ 18,498
Accrued expenses	2,993	2,799
Accrued expenses-related parties	73,506	49,562
Advances from joint interest owners	300,000	-
Deposits	30,000	30,000
Notes payable-related parties	451,400	487,400
Convertible debt	250,000	250,000
TOTAL CURRENT LIABILITIES	1,362,690	838,259
Non-current liabilities		
Asset retirement obligations	399,034	9,357
TOTAL LIABILITIES	1,761,724	847,616
Commitments and contingencies	-	-
Stockholders' Equity (Deficit)		
Preferred stock, par value $0.001, 10,000,000 shares authorized -0- shares issued and outstanding	-	-
Common stock, par value $0.001, 100,000,000 shares authorized, 12,551,115 and 11,046,115 shares issued and outstanding, respectively	12,551	11,046
Additional paid-in capital	2,046,612	1,263,296
Accumulated deficit during the exploration stage	(668,497)	(1,424,990)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	1,390,666	(150,648)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 3,152,390	$ 696,968

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Statements of Operations
For the Three Months Ended September 30, 2008 and 2007, the Nine Months Ended September 30, 2008 and 2007
and the Period from Inception (April 25, 2003) to September 30, 2008
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		Inception to September 30, 2008
	2008	2007	2008	2007	
Revenues	$ -	$ -	$ -	$ -	$ -
Operating expenses					
Rent expense	9,877	6,878	25,925	17,425	142,989
Legal and professional	52,903	10,564	435,037	105,884	813,076
Exploration cost	13,385	-	28,677	-	373,128
Depreciation, depletion, amortization, accretion, and impairment	74	-	222	-	32,938
Other general and administrative expenses	79,800	21,033	392,831	45,320	675,023
Gain on sale of oil and gas properties	-	-	(1,673,620)	-	(1,673,620)
Total operating expenses	156,039	38,475	(790,928)	168,629	363,534
Income (loss) from operations	(156,039)	(38,475)	790,928	(168,629)	(363,534)
Other income (expenses)					
Interest expense	(14,327)	(7,767)	(53,953)	(36,299)	(334,605)
Consulting income	-	-	-	-	7,553
Interest income	9,507	26	17,708	438	19,007
Other income	-	-	1,810	-	3,082
Net income (loss)	$ (160,859)	$ (46,216)	$ 756,493	$ (204,490)	$ (668,497)
Net income (loss) per share:					
Basic	$ (0.01)	$ (0.00)	$ 0.06	$ (0.02)	
Diluted	$ (0.01)	$ (0.00)	$ 0.06	$ (0.02)	
Weighted average number of shares outstanding:					
Basic	12,549,376	10,977,285	12,541,735	10,820,645	
Diluted	12,549,376	10,977,285	13,462,502	10,820,645	

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Statement of Members' and Stockholders' Equity (Deficit)
For the Period from Inception (April 25, 2003) to September 30, 2008
(Unaudited)

		Common Stock				
	Members' Equity	Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Totals
Balances at April 25, 2003 (inception)	$ -	-	$ -	$ -	$ -	$ -
Contributions	157,416	-	-	-	-	157,416
Net loss	(152,274)	-	-	-		(152,274)
Balances at December 31, 2003	5,142	-	-	-	-	5,142
Contributions	372,673	-	-	-	-	372,673
Draws	(70,000)	-	-	-	-	(70,000)
Imputed Interest	11,508	-	-	-	-	11,508
Net loss	(166,278)	-	-	-	-	(166,278)
Balances at December 31, 2004	153,045	-	-	-	-	153,045
Contributions	94,766	-	-	-	-	94,766
Imputed Interest	5,134	-	-	-	-	5,134
Net loss	(210,929)	-	-	-	-	(210,929)
Balances at December 31, 2005	42,016	-	-	-	-	42,016
Contributions	22,743	-	-	-	-	22,743
Net loss from January 1, 2006 to March 3, 2006	(50,495)	-	-	-	-	(50,495)
Merger with Mesa Energy, Inc. (Co.)	(14,264)	10,000,000	10,000	584,240	(579,976)	-
Fair value of options and warrants issued for services	-	-	-	19,075	-	19,075
Shares issued for cash	-	629,715	630	264,770	-	265,400
Net loss from March 4, 2006 to December 31, 2006	-	-	-	-	(338,074)	(338,074)
Balances at December 31, 2006		10,629,715	10,630	868,085	(918,050)	(39,335)
Shares issued for cash	-	416,400	416	207,784	-	208,200
Discount on convertible debt	-	-	-	187,427	-	187,427
Net loss	-	-	-	-	(506,940)	(506,940)
Balances at December 31, 2007	-	11,046,115	11,046	1,263,296	(1,424,990)	(150,648)
Shares issued for purchase of stock of Poydras Energy	-	1,500,000	1,500	748,500	-	750,000
Warrants issued with sale of oil and gas property	-	-	-	31,071	-	31,071
Shares issued for legal fees	-	5,000	5	3,745		3,750
Net income	-	-	-	-	756,493	756,493
Balances at September 30, 2008	$ -	12,551,115	$ 12,551	$ 2,046,612	$ (668,497)	$ 1,390,666

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2008 and 2007
and the period from Inception (April 25, 2003) to September 30, 2008
(Unaudited)

	For the Nine Months Ended September 30, 2008		Inception to September 30, 2008
	2008	2007	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 756,493	$ (204,490)	$ (669,747)
Adjustments to reconcile net income (loss) to net cash used by operating activities:			
Gain on sale of assets	(1,673,620)	-	(1,673,620)
Imputed interest	-	13,489	16,642
Amortization of debt discount	-	-	187,427
Depreciation, depletion, amortization, accretion and impairment expense	222	-	32,938
Share-based compensation	3,750	-	19,075
Changes in operating assets and liabilities:			
Accounts payable	234,005	6,071	252,502
Accrued expenses	300,195	1,246	332,993
Accrued expenses – related parties	23,944	-	73,506
CASH USED BY OPERATING ACTIVITIES	(355,011)	(183,684)	(1,428,284)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for oil and gas development costs	(871,549)	(38,989)	(1,609,228)
Cash acquired from purchase of Poydras Energy, LLC	1,326		1,326
Proceeds from sale of assets	2,450,000	-	2,500,000
Purchases of fixed assets	-	-	(5,203)
CASH PROVIDED (USED) BY INVESTING ACTIVITIES	1,579,777	(38,989)	886,895
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the sale of stock	-	158,200	478,600
Borrowings on debt from related parties	-	26,000	680,400
Borrowings on debt from third parties	-	-	250,000
Members contributions	-	-	647,598
Members distributions	-	-	(70,000)
Principal payments on debt from related parties	(241,500)	-	(434,500)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(241,500)	184,200	1,552,098
NET CHANGE IN CASH	983,266	(38,473)	1,010,709
CASH AT BEGINNING OF PERIOD	27,443	67,230	-
CASH AT END OF PERIOD	$ 1,010,709	$ 28,757	$ 1,010,709

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows, continued
Nine Months Ended September 30, 2008 and 2007
and the period from Inception (April 25, 2003) to September 30, 2008
(Unaudited)

Supplemental disclosures of cash flow information:						
Cash paid for interest	$	30,009	$	36,299	$	73,672
Cash paid for income taxes	$	-	$	-	$	-
Non-cash disclosures:						
Note payable issued for purchase of Poydras Energy, LLC	$	100,000	$	-	$	100,000
Common stock issued for purchase of Poydras Energy, LLC	$	750,000	$	-	$	750,000
Warrants issued with the sale of oil and gas property	$	31,071	$	-	$	31,071
Revision of asset retirement obligation	$	-	$	-	$	6,622
Increase in asset retirement obligation	$	-	$	-	$	14,862

See accompanying summary of accounting policies and notes to consolidated financial statements.

MESA ENERGY, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Unaudited)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statement presentation

The accompanying unaudited interim consolidated financial statements have not been reviewed by an independent public accountant.

The accompanying unaudited interim consolidated financial statements have been prepared by Mesa Energy, Inc. in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The information furnished in the interim consolidated financial statements includes normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. These interim consolidated financial statements should be read in conjunction with Mesa Energy's most recent audited consolidated financial statements and notes thereto dated December 31, 2007 contained herein.

Organization and nature of operations

Mesa Energy, Inc. was originally incorporated as North American Risk Management, Inc. on January 24, 2001 in the State of Colorado. On February 13, 2006, the name was changed to Mesa Energy, Inc. On March 3, 2006, Mesa Energy, Inc. was the surviving entity in a merger with Mesa Energy, LLC, a Texas limited liability company, which was formed April 25, 2003 to serve as an independent exploration and production company. Subsequently, the company was reincorporated in the State of Nevada by merging into Mesa Energy, Inc., a Nevada corporation on March 13, 2006. Mesa is currently engaged primarily in the acquisition, development, and rehabilitation of oil and gas properties.

Mesa's primary oil and gas operations are conducted through our wholly owned subsidiary, Mesa Energy Operating, LLC, a Texas limited liability company qualified as an operator in Texas, Oklahoma and Wyoming. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Oil and gas properties

Mesa uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Asset retirement obligations

The Company follows SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. The future settlement date fair value is discounted at Mesa's credit adjusted risk-free rate in determining the abandonment liability. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs, excluding salvage values."

Recently issued accounting pronouncements

Mesa does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Mesa results of operations, financial position or cash flows.

NOTE 2 – GOING CONCERN

As indicated in the accompanying consolidated financial statements, Mesa has incurred recurring losses from operations resulting in an accumulated deficit during the exploration stage of $669,747 and currently has no source of recurring revenue. Mesa has working capital of ($351,981) at September 30, 2008. These conditions raise substantial doubt as to Mesa's ability to continue as a going concern. To finance Mesa's net losses, early stage stock has been sold and officers and directors have funded Mesa through notes payable (see Note 4). There can be no assurance that additional stock can be sold or that the officers and directors will have the ability to continue to make financing available to Mesa in the future. The officers and directors are under no legal obligation to provide additional loans to the company. In the event that the officers cannot continue to make such loans; create a source of recurring revenues; or that Mesa does not receive funds from other sources, Mesa may be unable to continue to operate as a going concern. The financial statements do not include any adjustments that might be necessary if Mesa is unable to continue as a going concern.

NOTE 3 – OIL AND GAS PROPERTIES

All of Mesa's oil and gas properties are located in the United States. No depletion expense was recorded during the period from inception through September 30, 2008 as no production or sales occurred.

The carrying values, net of impairment, at September 30, 2008 of Mesa's oil and gas properties are:

Prospect		Net Carrying Value
Main Pass 35 Project	$	797,431
Coal Creek Prospect		206,085
Frenchy Springs Prospect		462,252
International Paper #1 ("IP #1")		74,561
Total	$	1,540,329

Costs excluded from amortization at September 30, 2008 were:

Year Incurred		Acquisition Costs		Exploration Costs		Impairment		Total
2006 and prior	$	236,963	$	421,598	$	-	$	658,561
2007		-		37,360		(27,140)		10,220
2008		-		871,548		-		871,548
Total	$	236,963	$	1,330,506	$	(27,140)	$	1,540,329

Mesa holds oil and gas lease interests in Louisiana, Mississippi, Oklahoma and Wyoming. The leases are classified as "Properties not subject to amortization" in Mesa's financial statements. Mesa evaluates each of its properties upon completion of drilling and assessment of reserves to either classify as "Properties subject to amortization" or impair the properties.

Main Pass 35 Project – Plaquemines Parish, Louisiana

On January 1, 2008, Mesa Energy, Inc. acquired Poydras Energy Partners, LLC, a Louisiana operating company now known as Poydras Energy, LLC ("Poydras"), along with its principal asset, the Main Pass 35 Project. The Project has been shut down since Hurricane Katrina. The wells were undamaged but there was extensive damage to the processing facility. Poydras will operate the property as a wholly owned subsidiary of Mesa. Mesa owns a net working interest of 30% in the project.

Mesa acquired 50% of its interest in Poydras from its Chief Executive Officer in exchange for a $100,000 promissory note from Mesa. The note bears interest at 6% and was due on March 31, 2008. Effective January 1, 2008, Mesa issued 1,500,000 shares of common stock valued at $750,000 to acquire the remaining 50% interest from Freeman Energy, LLC (1,000,000 shares) and HS Investments (500,000 shares), affiliates of David Freeman. Also on January 1, 2008, Mesa entered into an employment agreement with Mr. Freeman as its Executive Vice-President of Oil & Gas Operations.

The purchase price was $850,000, paid as follows: (a) $100,000 as a note payable and (b) 1,500,000 shares of Mesa common stock, representing shares having a value of $750,000 based on the current selling price for our common stock.

The acquisition has been accounted for in accordance with the provisions of Statement of Financial Standards No. 141, "Business Combinations." The total purchase price was allocated to the net tangible assets based on the estimated fair values. No goodwill was recorded as there was no excess of the purchase price over the net tangible assets. The allocation of the purchase price was based upon valuation data as of January 1, 2008. The allocation of the purchase price is as follows:

Assets:		
Cash and equivalents	$	1,326
Oil and gas properties		745,309
Other assets		600,830
Liabilities:		
Accounts payable		(2,288)
Notes payable		(105,500)
Other long term liabilities		(389,677)
	$	850,000

Following Mesa's acquisition of Poydras as a wholly owned subsidiary, Poydras entered into two Participation Agreements with respect to the Main Pass 35 Project. One of the Participation Agreements was entered into on January 17, 2008 with Roky Operating, LLC, which acquired a 40% working interest (30% net revenue interest) in the project and 100,000 warrants of Mesa's common stock. The total proceeds from the transaction were

$2,500,000. Mesa received $300,000 in January 2008, $1,900,000 in April 2008, and the balance of $300,000 in June 2008.

Roky Operating, LLC was originally located by Trident Capital Funding, with whom Mesa had previously contracted to locate an investor in the Main Pass 35 Project for a $300,000 finder's fee upon closing of the transaction. This fee was paid on June 30, 2008.

Mesa recorded $300,000 of the $2,500,000 in total proceeds as advances from joint interest owners. The remaining $2,200,000 receivable was attributable to the sale of the 40% working interest. Under successful efforts accounting, Mesa first allocated the $2,200.000 of sales proceeds to the carrying value of the properties of $776,380, which reduced the carrying value to zero. The remaining balance of $1,423,620 was recorded as gain on sale of properties.

Mesa also entered into a Participation Agreement with Hayhurst Investments, Ltd. ("Hayhurst") on January 24, 2008 in which Hayhurst acquired a 3% working interest (2.25% net revenue interest) for $90,000, of which $50,000 was paid to Poydras prior to the end of 2007 and $40,000 was paid to Mesa in January of 2008 after the closing of its acquisition of Poydras. $40,000 recorded as gain on sale of assets represented the balance of proceeds from the sale of 3% of the project to Hayhurst. In addition, Hayhurst was granted an option to acquire up to an additional 7% working interest (5.25% net revenue interest) in the Main Pass 35 Project. The option originally was to expire on March 31, 2008, but was extended through April 30, 2008. Pursuant to a verbal extension, the option was exercised on May 1, 2008 for net proceeds of $210,000. Such proceeds were recorded as Gain on Sale of Oil and Gas Properties.

Rehabilitation of the Main Pass 35 processing facility is approximately 50% complete and we expect to test and begin production of the previously producing wells in the first quarter of 2009.

Frenchy Springs Prospect – Johnson County, Wyoming

The Frenchy Springs Prospect is located on the west flank of the Powder River Basin on federal lands approximately seven miles northwest of the town of Midwest in Johnson County, Wyoming.

The initial test well, the Mesa Energy #23-22, was drilled by Mesa Energy Operating, LLC, in August, 2006 Two out of five potential productive zones have been tested and determined to be uneconomical, Mesa continues to evaluate the remaining three zones. Weather and environmental restrictions do not allow work on the location during the period from February through July of each year limiting the time available for development of the well on location. Additional geological and engineering testing was done in May of 2008, and additional completion efforts in the unevaluated zones are planned for fall 2008.

On January 4, 2007, Mesa sold a 10% working interest in the prospect to a third party for $50,000 reducing Mesa's overall working interest to 50%. Proceeds from the sale of the working interest were recorded as a reduction in oil and gas properties. No gain or loss was recognized for the sale of the partial working interests in accordance with FAS 19 *Financial Accounting and Reporting by Oil and Gas Producing Companies*. Mesa Energy Operating, LLC, is the operator of the Frenchy Springs Prospect.

IP #1 Re-completion - Hancock County, Mississippi

The IP #1 is located in the Ansley Field in Hancock County, Mississippi. This well was originally drilled in 1981 to a depth of 14,800'. It was subsequently re-completed and tested in a couple of up-hole zones with the most recent in 2005 being at a depth of 10,750'. Although there was significant oil production, there was a high water cut. With no disposal facility in the area, the well was deemed by the operator to be uneconomic and was abandoned. Subsequently, the lease expired and ownership of the well-bore reverted to the mineral owner.

The State of Mississippi has recently agreed to allow water produced by the well to be injected back into a different zone in the same well-bore by "annular injection". As a result of that change in policy, the increase in oil prices and the low cost of putting the well back online, this well should now not only be "economic" but should be highly productive. Mesa obtained a new lease from the mineral owner in November of 2007. No lease bonus was paid for the lease. The lease terms call for a 25% royalty, with an expiration of the primary term to occur on November 19, 2008.

NOTE 4 – SHORT-TERM DEBT - RELATED PARTIES

At September 30, 2008, short-term debt consisted of two notes payable to related parties for cash loaned to the company. These notes total $451,400, are payable to entities owned by the founders and bear interest at a rate of 6% per annum with principal and interest to mature on March 31, 2009. Two notes totaling $100,000 and $41,500 payable to Mesa's CEO were repaid on April 4, 2008. A note payable of $100,000 related to expenses paid by Mesa's new Executive Vice President on Poydras' behalf prior to the acquisition of Poydras by Mesa was also repaid on April 4, 2008.

NOTE 5 – CONVERTIBLE PROMISSORY NOTE

Mesa borrowed $250,000 under a convertible note from a private investor and consultant to Mesa. This note bears interest at 12% per annum and matured on September 30, 2007, but has subsequently been extended until December 31, 2008. The note provides the investor the right to convert any or all of the outstanding debt to Mesa Energy common shares, at $0.50 per share, any time prior to the maturity date. Attached to the note are three year warrants for 300,000 common shares of Mesa Energy stock exercisable at $0.50 per share with an expiration date of September 29, 2009.

NOTE 6 – ASSET RETIREMENT OBLIGATIONS

Prepaid asset retirement cost of $600,830 represents the amount previously paid in cash to the state of Louisiana based on an estimate using present values to plug and abandon the Main Pass prospect. The asset retirement liability was calculated as the prepaid cost of $600,830 adjusted to future cost using an inflation factor over the projected life of the Main Pass prospect. The adjusted future cash flows were then discounted using a present value factor resulting in the $399,034 asset retirement liability. This liability will be accreted over the life of the prospect to future cash flows projected upon plugging and abandonment of the prospect.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Mesa is not currently involved in any pending legal proceedings.

Mesa is subject to cash calls (requests for pro-rata funding of drilling operations per approved budgets) related to its various investments in oil and gas prospects. The potential cash calls are in the normal course of business for Mesa's oil and gas interests. Mesa will require funds in excess of its net cash flows from operations to meet its cash calls for its various interests in oil and gas prospects to explore, produce, develop, and eventually sell the underlying natural gas and oil products.

NOTE 8 – STOCKHOLDERS' EQUITY

On March 3, 2006, Mesa Energy, LLC, merged with Mesa Energy, Inc., a Colorado corporation. Mesa Energy, Inc. (Colorado) (formerly known as North American Risk Corporation, Inc.) issued 9,100,000 shares in exchange for all of the assets and liabilities of Mesa Energy, LLC.

On March 13, 2006, the combined entity merged with Mesa Energy, Inc., a Nevada corporation, and Mesa Energy, Inc. (Nevada) issued 900,000 shares of common stock on a 1:1 basis to Mesa Energy, Inc. (Colorado).

Neither new entity had any assets, liabilities or operations. Both of the above transactions were accounted for as recapitalizations of Mesa.

During the year ended December 31, 2006, Mesa issued 629,715 shares of common stock for cash proceeds of $265,400 in a series of transactions. Mesa also issued 30,000 warrants for services with an exercise price of $.50 and an expiration date of December 15, 2009. The options and warrants were valued at $19,075 using the Black-Scholes Option Pricing Model.

During the year ended December 31, 2007, Mesa issued 416,400 shares of common stock for cash proceeds of $208,200.

Effective January 1, 2008, Mesa issued 1,500,000 shares of common stock to entities controlled by David L. Freeman in exchange for a 50% member interest in Poydras.

On January 17, 2008, Mesa granted 100,000 warrants to the Sharon Wilensky Revocable Trust, an affiliate of Roky Operating, LLC, as additional consideration in connection with Roky's acquisition of a 40% working interest in an oil and gas property from Mesa. Mesa determined the relative fair value of the warrants under the Black-Scholes valuation model to be $31,071, which was recorded as additional oil and gas properties in the Main Pass 35 Project. The parameters used in the Black-Scholes valuation model were: a risk-free interest rate of 2.46%; the current stock price on the date of issuance of $0.50 per common share; the exercise price of the warrants of $0.50 per share of common stock; an expected term of three years; volatility of 98.65% and an expected dividend yield of 0.0%.

On March 20, 2008, Mesa's Articles of Incorporation were amended to increase its total number of authorized common shares to 100,000,000 and to establish 10,000,000 authorized preferred shares.

On July 31, 2008, Mesa filed a Form 1-A and Offering Circular with the SEC with the intent to raise a maximum of $4,925,000. The initial sale of units (based on sale of the maximum number of units being offered) would generate $475,000 with the balance to come from warrants with a series of expiration dates spread over one year from the date of the initial offering. We expect the offering to be qualified and sold in the first quarter of 20098.

On August 1, 2008, Mesa sold and issued 5,000 shares of its restricted common stock to a third-party consultant at $.75 per share for total consideration of $3,750 in connection with his consulting services to Mesa related to the proposed Reg A stock offering referenced above.

NOTE 9 – SUBSEQUENT EVENTS

In October, 2008, we commenced the re-completion of the IP #1 well. Initial testing indicated fluid entry of approximately 350 barrels per day with an oil cut of 10% to 12%. Several potential pumping scenarios were subsequently evaluated, a decision was made, and the pump has been ordered. Final completion activities and installation of the pump is underway and we expect production to begin in the first quarter of 2009. Since operations commenced in October, 2008, the lease is now held by production operations. At the end of 2008, Mesa sold 25% of the working interest in the well to its executive officers and a third party for $62,500 in order to raise cash to assist in the payment of the cost of completion of the well and expects to retain 75% of the working interest in the well.

After the receipt of additional data including geochemical analysis, well pressure, and fluid levels, and evaluating that data in light of commodity prices, the decision was made in November, 2008 to plug and abandon the Frenchy Springs #23-22 well and to allow the mineral lease to expire. That operation has since been completed. The appropriate write-off of the capitalized asset value of the Frenchy Springs property (approximately $475,000) will be accounted for in the fourth Quarter, 2008 financial statements.

As of December 31, 2008, the rehabilitation of the Main Pass 35 processing facility was approximately 95% complete. Initial testing began on December 26, 2008 and the project is on track for early 2009 commencement of production.

POYDRAS ENERGY PARTNERS, LLC
(An Exploration Stage Company)
Statements of Operations
For the Twelve Months Ended December 31, 2007 and 2006
(Unaudited)

	For the Twelve Months Ended December 31, 2007	2006
Revenue	$ 60,571	$ --
Operating expenses		
Legal and professional	1,053	--
Exploration cost	17,249	17,827
Other general and administrative	54,082	3,608
Total Operating Expenses	72,423	21,435
Loss from operations	(11,852)	(21,435)
Net loss	$ (11,852)	$ (21,435)

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Through December 31, 2007, Poydras Energy Partners, LLC ("Poydras") was a private limited liability company engaged in oil and gas operations in south Louisiana and Mississippi. The accompanying financials were prepared using income and expense data provided by the prior members of Poydras. Poydras was taxed as a partnership with net operating losses flowing through to the members.

NOTE 2 – SUBSEQUENT EVENTS

In July, 2007, Poydras acquired the rights to the Main Pass 35 field in Plaquemines Parish, Louisiana. Effective January 1, 2008, 100% of the member interests in Poydras was sold to Mesa Energy, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and related notes for December 31, 2007, and prior years as well as the unaudited financial statements and related notes for September 30, 2008, both of which are included elsewhere in this Offering Circular. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Exchange Act. See "Forward Looking Statements" elsewhere in this Offering Circular. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

A Note About Forward-Looking Statements

The statements, other than statements of historical fact, included in this report are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Overview

Selected Financial Information Line Item Explanations

The following discussion and analysis provides information which management believes is relevant for an assessment and understanding of unaudited financial condition and results of operations for September 30, 2008. The discussion should be read in conjunction with our audited financial statements and related notes and the other financial information included elsewhere in this report.

Poydras acquisition and sale of working interests

On January 1, 2008, we acquired Poydras Energy Partners, LLC, a Louisiana limited liability company now known as Poydras Energy, LLC ("Poydras"). Poydras is a New Orleans-based oil and gas operating company, whose primary asset is a leasehold interest in the Main Pass 35 Field, Plaquemines Parish, Louisiana (the "Main Pass 35 Project"). The Main Pass 35 Project was producing approximately 150 barrels of oil per day prior to being shut down in advance of Hurricane Katrina. The wells were undamaged but there was extensive damage to the processing facility. The previous owner of the property is a public company that is now focused on deep-water, offshore drilling and production. It chose to sell this property because its attention has shifted to the deep-water Gulf of Mexico, making this property a non-core asset

We acquired a 50% member interest in Poydras from David L. Freeman, our Executive Vice President – Oil & Gas Operations. In exchange, we issued 1,500,000 shares of our restricted common stock to entities controlled by him. The remaining 50% member interest in Poydras was acquired from our Chairman and CEO, Randy M. Griffin. For his member interest in Poydras, we issued a $100,000 promissory note to him, which we paid in full on April 4, 2008. The consideration paid to Mr. Griffin was his cost basis in such member interest, which he had recently acquired specifically for the transfer of such interest to us.

Subsequent to our acquisition of Poydras, which became a wholly owned subsidiary of ours, Poydras entered into two Participation Agreements with respect to the Main Pass 35 Project. One of the Participation Agreements was with Roky Operating, LLC, which acquired a 40% working interest (30% net revenue interest). We recorded $300,000 of the $2,500,000 total proceeds from the sale to Roky as Advances from Joint Interest Owners. The remaining $2,200,000 receivable was attributable to the sale of the 40% working interest. Under "successful efforts" accounting, we first allocated the sale price to the carrying value of the property ($776,380), which reduced it to zero. The remaining balance of $1,423,620 was recorded as gain on sale of assets. $1,900,000 of the receivable was received on April 4, 2008, and the remaining $300,000 was received on June 25, 2008.

The other Participation Agreement was with Hayhurst Investments, Ltd. ("Hayhurst"), which acquired a 3% working interest (2.25% net revenue interest) for $90,000, of which $50,000 was paid to Poydras prior to the end of 2007 and $40,000 was paid to Mesa in January of 2008 after the closing of its acquisition of Poydras. $40,000 was recorded as gain on sale of assets representing the balance of proceeds from the sale of 3% of the project to Hayhurst. In addition, Hayhurst was granted an option to acquire up to an additional 7% working interest (5.25% net revenue interest) in the Main Pass 35 Project. The option originally was to expire on March 31, 2008, but was extended through April 30, 2008. Pursuant to a verbal extension, the option was exercised on May 1, 2008 for net proceeds of $210,000. Such proceeds were recorded as Gain on Sale of Oil and Gas Properties.

Revenue

Mesa Energy, Inc., is an exploration stage company and, as of the date of this Offering Circular, has not yet commenced production. Management believes that testing and initial production from the Main Pass 35 and IP #1 properties should occur in the first quarter of 2009.

Operating Expenses

Operating expenses to date have consisted primarily of legal and professional expenses consisting of audits, filings and promotional and other expenses related to our public company efforts, as well as legal, prospect, and finance fees related to the acquisition of Poydras and the Main Pass 35 Project and the subsequent sale of 50% of the working interest to Roky and Hayhurst.

Other Expenses

Other expenses consist of interest income and interest expense. Interest expense is from interest paid on our convertible note as well as the accrual of interest on related party debt.

Comparison between Fiscal Years Ended December 31, 2007 and 2006

Revenue

Mesa Energy, Inc. is an exploration stage company and, as of the date of this Offering Circular, has not yet commenced production. Management believes that testing and initial production from the Main Pass 35 and IP #1 properties should occur in the first quarter of 2009.

Operating Expenses

Operating expenses for the year ended December 31, 2007 was $261,077, a decrease of $108,108 from $369,185 for the year ended December 31, 2006. The decrease was primarily due to higher legal and professional fees and other general and administrative expenses having been incurred in 2006 for work related to Mesa's public filings. We will continue our efforts to manage administrative costs going forward.

Depreciation and Amortization

Depreciation, depletion, amortization, accretion, and impairment expense for the year ended December 31, 2007 was $28,554, primarily due to the expiration of non-essential mineral leases.

Interest Income and Expense

Interest expense was $246,350 for the year ended December 31, 2007 as compared to interest expense of $23,798 for the year ended December 31, 2006, an increase of $222,552. The increase was due to $187,427 of non-cash debt discount charged to interest expense related to warrants issued in association with the convertible debt and interest on the convertible debt of $250,000 and related party debt of $487,400. Interest income for the same periods was immaterial.

Comparison between Nine Months Ended September 30, 2008 and 2007

Revenue

Mesa Energy, Inc. is an exploration stage company and, as of the date of this Offering Circular, has not yet commenced production. Management believes that testing and initial production from the Main Pass 35 and IP #1 properties should occur in the first quarter of 2009.

Operating Expenses

Operating expenses for the nine months ended September 30, 2008 were ($790,928), a decrease of $959,557 from $168,629 for the nine months ended September 30, 2007. The decrease was primarily due to the $1,673,620 gain associated with the sale of Main Pass Project working interest.

Depreciation and Amortization

Depreciation, amortization, and impairment expense of $222 was recognized for the nine months ended September 30, 2008 compared to depreciation, amortization, and impairment expense of $0 for the nine months ended September 30, 2007, an increase of $222.

Interest Income and Expense

Interest expense was $53,953 for the nine months ended September 30, 2008, as compared to interest expense of $36,299 for the nine months ended September 30, 2007, an increase of $17,654. The increase was due to additional related party debt incurred in the second half of 2007 that carried over until being retired in April, 2008. Interest income for the nine months ended September 30, 2008 was $17,708, an increase of $17,270 over the same period in 2007. This increase was related to the significant cash balances associated with the sale of the Main Pass 35 Project.

Comparison between Three Months Ended September 30, 2008 and 2007

Revenue

Mesa Energy, Inc. is an exploration stage company and, as of the date of this Offering Circular, has not yet commenced production. Management believes that testing and initial production from the Main Pass 35 and IP #1 properties should occur in the first quarter of 2009.

Operating Expenses

Operating expenses for the three months ended September 30, 2008 were $156,039, an increase of $117,564 from the same period in 2007. The increase was primarily due to increased insurance, maintenance and payroll expenses related to the rehabilitation of the Main Pass 35 Project.

Depreciation and Amortization

Depreciation, amortization, and impairment expense of $74 was recognized for the three months ended September 30, 2008 compared to depreciation, amortization and impairment expense of $0 for the three months ended September 30, 2007, an increase of $74.

Interest Income and Expense

Interest expense was $14,327 for the three months ended September 30, 2008, as compared to interest expense of $7,767 for the three months ended September 30, 2007, an increase of $6,560. The difference was due to additional related party debt incurred in the second half of 2007 that carried over until being retired in April, 2008. The difference in interest income for the same periods was related to the significant cash associated with the sale of the Main Pass 35 Project.

Liquidity and Capital Resources

Overview

As of September 30, 2008, we have a working capital deficit of $351,981 as compared to a working capital deficit of $810,816 as of December 31, 2007. The working capital deficit was primarily attributable to an increase in related party debt due to additional loans from our CEO to fund ongoing operations until we can generate sufficient revenues from operations to meet our working capital requirements. Our current assets increased by $983,266 for the period ended September 30, 2008, as compared to the period ended December 31, 2007. This increase in working capital was mainly due to the proceeds associated with the sale of a 50% working interest of the Main Pass Project.

As of December 31, 2007, the outstanding balance of principal and accrued interest on debt was $786,962. As of September 30, 2008, the outstanding balance of principal and accrued interest on debt was $774,906, a net decrease of $12,056. This net decrease was primarily due to payments on related party debt of $241,500, offset by non-cash increases in debt of $100,000 for debt issued in connection with the purchase of Poydras, $105,500 of debt assumed during the acquisition of Poydras, and an increase of $23,944 in accrued interest.

Historically, our sources of liquidity primarily have been cash from debt and the sale of common stock. In the first quarter of 2009, we expect to commence receiving revenue from production from our oil and gas properties. We cannot, however, be certain that cash generated from future operations will be adequate to support our working capital requirements.

Cash and Accounts Receivable

Cash increased by $983,266 at September 30, 2008 compared to December 31, 2007, primarily due to the sale of 50% of the Main Pass 35 Project.

Liabilities

Accounts payable and accrued expenses increased by $45,796 to $70,859 at December 31, 2007 from $25,063 at December 31, 2006 and by $186,925 to $257,784 at September 30, 2008, from $70,859 at December 31, 2007, in each case largely due to the timing of payments of outstanding invoices and interest accruals on related party debt.

The outstanding balance of $250,000 in convertible debt did not change in 2007 or in the nine months ended September 30, 2008. Notes Payable to related parties increased $36,000 from $451,400 on December 31, 2006 to $487,400 on December 31, 2007 as a result of loans from our CEO. This balance decreased by $36,000 as of September 30, 2008 to $451,400 as a result of payments on related party debt of $241,500, offset by non-cash increases in debt of $100,000 for debt issued in connection with the purchase of Poydras and $105,500 of debt assumed during the acquisition of Poydras.

Cash Flows

For the nine months ended September 30, 2008, the net cash used by operating activities of $355,011 reflected working capital requirements to fund operating and general and administrative activities until such time as we begin generating revenues from operations.

For the year ended December 31, 2007, net cash used by operating activities of $265,163 resulted from a net loss of $506,940, offset by non-cash amortization of debt discount of $187,427 and increases in accounts payable and accrued expenses.

For the nine months ended September 30, 2008, net cash provided by investing activities was $1,579,777 compared to net cash used by investing activities of $38,989 for the same period in 2007. The principal investing activity in the first nine months of 2008 relates to proceeds from the sale of a working interest in the Main Pass 35 Project whereas the principal activities in the first quarter of 2007 were capital expenditures on our Frenchy Springs oil and gas project.

For the year ended December 31, 2007, net cash used in investing activities was $18,825, compared to $428,197 for the year ended December 31, 2006. Net cash used for the year ended December 31, 2006 was for oil and gas development costs.

For the nine months ended September 30, 2008, net cash used by financing activities was $241,500, compared to net cash provided by financing activities of $184,200 for the nine months ended September 30, 2007, primarily as a result principal payments made on debt from related parties for 2008, compared to proceeds received from issuance of debt and sale of stock during the nine months ended September 30, 2007.

Net cash provided by financing activities totaled $244,200 for the year ended December 31, 2007, compared to $768,543 for the year ended December 31, 2006. The difference is due to a significant reduction in borrowing on related and unrelated party debt in 2007 compared to 2006.

Off-Balance Sheet Arrangements

We have no off-balance sheets arrangements.

BUSINESS

Included in this description of our business is various terminologies specific to the oil and gas industry. The following is a glossary of some of these terms.

Annular injection – Injection of water, gas or other substances down the well-bore between the production casing and tubing for purposes of water disposal or pressure maintenance.

Cash call - Request for pro-rata funding of drilling operations per approved budgets.

Defined-risk – Projects defined by multiple evaluation techniques in order to estimate more reasonably the potential for success. These techniques may include 2-D or 3-D seismic, geo-chemistry, subsurface geology, surface mapping, data from surrounding wells, and/or satellite imagery.

Developmental drilling – Drilling that occurs after the initial discovery of hydrocarbons in a reservoir.

Exploratory drilling – Drilling in search of previously undiscovered reservoirs. Such wells can be drilled (1) in previously unproven areas, (2) to test or extend the proved limits of a field, or (3) within a field to test unproven deeper zones.

Farm-out – An agreement whereby the owner of a lease agrees to assign part or all of a leasehold interest to a third party in return for drilling of a well or wells and/or the performance of other required activities.

High water cut – A well whose production consists of a significant quantity of water that requires disposal.

Net revenue interest – The portion of oil and gas production revenue remaining after the deduction of royalty interests.

Working interest – The interest in oil or gas that includes the responsibility for all drilling, developing and operating costs.

History

Mesa Energy, Inc., is a company whose predecessor entity, Mesa Energy, LLC, was formed in April, 2003 to engage in the oil and gas industry. The Company's primary oil and gas operations are conducted through its wholly owned subsidiaries, Mesa Energy Operating, LLC, a Texas limited liability company ("Mesa Operating") and Poydras. Mesa Operating is a licensed/qualified operator in the states of Texas, Oklahoma, and Wyoming. With the exception of the Main Pass 35 Project, which is operated by Poydras, all field operations of the Company are conducted by Mesa Operating. Both operating entities have in the past, and will continue in the future to employ, on an as-needed basis, the services of drilling contractors, other drilling related vendors, field service companies and professional petroleum engineers as required in connection with the future drilling and future production operations of the Company.

The Company was originally incorporated as North American Risk Management Incorporated on January 24, 2001 in the State of Colorado. It was organized to engage in the business of providing insurance to independent and fleet truck operators as an affiliate and was in the process of acquiring a truck fleet of some 125 vehicles. However, it had no significant operations, and because its business operations did not commence in a timely manner, operations ceased after approximately six months. On March 3, 2006, the Company was the surviving entity in a merger with Mesa Energy, LLC, a Texas limited liability company, whose activities between April, 2003 and March, 2006 included participation in various drilling projects, both as operator and as a non-operator, as well as the acquisition of the Frenchy Springs and Coal Creek acreage positions. Subsequently, the Company reincorporated in the State of Nevada by merging with and into Mesa Energy, Inc., a Nevada corporation on March 13, 2006. On March 21, 2008, we filed a Certificate of Amendment of Articles of Incorporation increasing the number of our authorized shares to a total of 110,000,000, of which 100,000,000 shares are designated as common stock, $0.001 par value per share, and 10,000,000 shares are designated as preferred stock, $0.001 par value per share. The Amended Articles of Incorporation provide that our Board of Directors shall designate and fix the rights, privileges, preferences, and restrictions attributable to the preferred stock. At the present time, no rights, privileges, preferences, or restrictions have been designated or fixed and no preferred shares are outstanding.

Our principal executive offices are located at 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254. Our telephone number is 972-490-9595.

General Philosophy

Our business plan is to build a strong, balanced and diversified portfolio of oil and gas reserves and production revenue through the acquisition of solid, long-term existing production with enhancement potential and the development of highly diversified, multi-well developmental and defined-risk exploratory drilling opportunities. We expect this approach to result in steady reserve growth, strong earnings, and significant capital appreciation.

We intend to operate, or directly control the operation of, through our wholly-owned subsidiaries Mesa Operating or Poydras, or their designees, all properties that we own or acquire. In our opinion, the lack of control resulting from leaving operational control in the hands of third parties substantially increases the risks associated with oil and gas drilling, development and production.

We believe that a successful oil and gas development program should include:

- Diversification – variety of location, depth, supporting data, oil vs. gas
- Volume – ownership of and/or participation in a large number of wells
- Potential – multiple opportunities for high rates of return

We plan for our portfolio to ultimately consist of a balanced and diversified mix of multiple asset components that will include existing production plus developmental and defined-risk exploratory drilling opportunities with special emphasis on the three keys to success as outlined above. The existing production component in this business plan should provide a strong revenue base resulting in long-term stability. The developmental drilling program should provide a relatively low risk method of achieving stable growth in revenue and reserves. The exploratory drilling component, although higher risk than the other two components, provides an opportunity for significant growth due to higher rates of return on capital (in the form of multiple payback of the initial investment) to us. We generally look for exploratory projects with multiple well potential and an estimated payback of at least four times the amount of capital invested.

Various Federal and state regulations regarding the discharge of materials into the environment are applicable to our operations. We maintain strict compliance with these regulations and endeavor to do all we can to make certain that the environment is protected in and around our operations. The cost of environmental control facilities and efforts is included as a line item in the budget of each operation as appropriate. We anticipate no extraordinary capital expenditures for environmental control facilities related to any of our existing operations for the current fiscal year.

Employees

As of September 30, 2008, we had three full-time employees and one part-time employee, including our executive officers. We believe the relationship we have with our employees is good. Beginning in the first quarter of 2009, we anticipate the need for additional accounting and technical personnel and, although demand for quality staff is high in the oil and gas industry, we believe we will be able to fill these positions in a timely manner.

Description of Corporate Offices

Our corporate offices are currently located in Spring Valley Center, a six-story office complex at 5220 Spring Valley Road, Dallas, Texas 75254. The current lease for our office space (Suite 525) expired September 30, 2008 and we are currently occupying the premises on a month-to-month arrangement. The existing office space covers 1,492 square feet with a monthly rent of $2,430. Due to the increase in staffing that will likely be required for accounting and technical support of our operations; we anticipate the need for more office space in the near future, possibly in the first quarter of 2009. Our management believes that there is ample space to accommodate such growth in the existing building complex or in a number of surrounding commercial office buildings.

Financial Statements and "Going Concern" Opinion

The auditor's reports accompanying our audited financial statements for the years ended December 2006 and 2007, included elsewhere herein, contained an explanation that our financial statements were prepared assuming that we will continue as a going concern. The report cites the generation of significant losses from operations, an accumulated deficit, and a working capital deficit. Our ability to continue operating as a going concern will depend on our ability to derive sufficient funds from the sale of our leases or the production of oil and gas thereon to generate gross revenues in excess of our required cash expenditures and, thereafter, to generate sufficient funds to allow us to effectuate our business plan. Further, to the extent that funds for our operations and business plan are required that exceed our gross revenues, our ability to continue operating as a going concern will also depend on our ability to obtain sufficient financing, whether in the form of debt or equity. We cannot provide any assurance that we will have sufficient sales or that sufficient financing will be available to us on terms or at times that we may require. Failure in any of these efforts may materially and adversely affect our ability to continue our operations or for you to receive any positive return on your investment in us.

Prior Activities

In the last three fiscal years, we have drilled one exploratory well, the Frenchy Springs 23-22, and no developmental wells. In November, 2007, we commenced operations to plug and abandon the Frenchy Springs well per the discussion below.

Present Activities

Main Pass 35 Project – Plaquemines Parish, Louisiana

In January, 2008, Mesa Energy, Inc. acquired Poydras, a New Orleans based Louisiana operating company along with the Main Pass 35 Project. The Project was producing approximately 150 barrels of oil per day prior to being shut down in advance of Hurricane Katrina. The wells were undamaged but there was extensive damage to the processing facility. This facility consists of a platform in shallow water with storage tanks, compressor, generator, crew quarters, and various pieces of separating and processing equipment located thereon. The oil and gas produced from the wells is "high water cut", meaning that a significant volume of fluid must be separated and processed. The separated water is re-injected into a disposal well located near the facility. The oil is then stored in tanks at the facility until it is offloaded into transport barges for delivery to market The gas that is produced is used as fuel for the processing equipment and for "gas lift," meaning that it is re-injected into the wells for pressure maintenance.

The previous owner of the property is a public company that is now focused on deep-water, Gulf of Mexico drilling and production. They chose to sell this property because their attention has shifted to their deep-water activities making this property a non-core asset.

The project includes at least two re-completion opportunities as well as an offset oil PUD (proved undeveloped) location and both shallow and deep gas potential. In addition, we believe that we can offer third party processing services to other producers in the area which could generate significant additional revenue for the company. Poydras will operate the property as a wholly owned subsidiary of Mesa.

Rehabilitation of the processing facility is underway and, as of December 31, 2008, is approximately 95% complete. The budget for completion of the rehabilitation of the facility is $1,200,000. We expect to begin testing and production of the previously producing wells in the first quarter of 2009. The re-completion of up-hole zones in two non-producing well-bores is planned for 2009. In addition, we will begin engineering and geological studies to evaluate potential natural gas drilling opportunities on the property as well as the possible drilling of offset oil PUD locations.

A third party engineering report dated February 15, 2008, was prepared by Seek Production, LLC, 11807 Westheimer, Suite 550, Houston, Texas 77077. The effective date of the report was December 31, 2007. This report has not previously been filed with any Federal authority or agency nor has any other reserve estimate and we are only allowed to use it in connection with this Offering Circular or for our own internal use. The report estimates the net proved reserves for 100% (8/8^{ths}) Working Interest (net of royalty). Our net Working Interest ownership in the property is 30% (22.5% Net Revenue Interest). The Proved Producing (Shut-in) category relates to the wells that were producing approximately 150 barrels of oil per day in August, 2005 prior to being shut-in prior to the arrival of Hurricane Katrina.

Estimated un-risked (not adjusted for risk) reserves for oil, in barrels of oil ("BO"), and gas, per thousand cubic feet ("MCF"), to Mesa's 30% interest is:

▪	Proved Developed	Non-producing (Shut-In)	109,510 BO	
▪	Proved – Behind Pipe		30,724 BO	34,650 MCF
▪	Proved Undeveloped		22,301 BO	19,440 MCF
▪	Totals		162,535 BO	54,090 MCF

The property includes portions of State Lease 1958 (1,506 gross acres) and State Lease 2125 (389 gross acres) for a total of 1,895 gross. The net acreage attributable to Mesa's interest is 568.5 acres. The acreage is all classified as "held by production" by the State of Louisiana due to moratoriums put in place after Hurricane Katrina. The acreage includes at least 6 inactive well-bores with potential for re-completion (Proved-Behind Pipe) as well as at least one Proved Undeveloped location.

In addition, we are evaluating several other potential acquisitions in the Main Pass area. We cannot provide any assurance that we will close any or all of such potential acquisitions or that, if closed, we will have the economic ability to exploit such opportunities, or that any of such acquisitions will prove profitable.

Coal Creek Prospect – Sequoyah County, Oklahoma

The Coal Creek Prospect is a developmental prospect targeting the Brent Sand, a shallow gas reservoir present in the Arkoma Basin of eastern Oklahoma. Approximately 800 gross acres are under lease near the town of Muldrow, Oklahoma, and the acreage includes the Cook #1, a completed and tested gas well awaiting pipeline hook-up.

On December 26, 2007, Mesa Energy, Inc. closed a "farm-out" transaction with Wentworth Operating Company of Edmond, OK, wherein Wentworth will acquire Mesa's pipeline right-of-way after they construct a natural gas gathering system and approximately three miles of pipeline to connect the Cook #1 and future wells to an Arkansas Oklahoma Gas Company (AOG) sales line to the south. In addition, Wentworth will fund, drill, and complete the Gipson #1, a direct offset to the Cook #1 and a twin to the Eglinger #1. The Eglinger #1 was drilled in 1944 in search of oil and encountered gas in two Brent Sand zones between 1,200 and 1,300 feet. It tested 1.5 million cubic feet per day from these intervals. Due to the lack of pipeline access and low gas prices, this well was not completed and was later plugged.

The Gipson #1 will be drilled to a total depth of approximately 3,500' to test not only the Brent Sand but also the Hunton, a gas-bearing sand widely produced in this area. We expect the well to be drilled in the first quarter of 2009.

As of the date of this Offering Circular, Mesa owns 100% of the working interest in this project. However, upon completion of the above, Wentworth will earn a 70% working interest in the project. We plan to retain the remaining 30%. We believe there could be at least five additional offset drilling locations and expect those locations to be drilled in 2009 as part of the overall development plan.

Although our general philosophy is to operate all of our properties, we have a long-standing relationship with Wentworth Operating Company and are comfortable with them as the operator of this property. They have a similar property that is only a few miles away and, as a result of this arrangement, both projects will be able to share a pipeline tap and processing facilities resulting in a significant cost savings. Other operational efficiencies will also result from the arrangement.

Frenchy Springs Prospect – Johnson County, Wyoming

The initial test well, the Mesa Energy #23-22, was drilled by Mesa Energy Operating, LLC, in August, 2006, to a total vertical depth of 4,026 feet. The deepest zone, the second Wall Creek, showed good potential for both oil and gas and an effort to complete the well took place in early January, 2007. However, we were unable to establish production in the second Wall Creek or in one of the up-hole zones. Due to weather issues and environmental restrictions (no surface disturbing activities between February 1st and July 31st), we deferred further attempts to complete the well until a later date. Additional geological and engineering testing took place in May, 2008. As a result of those tests and additional data gathered in November, 2008, we elected to plug the well and abandon the associated lease. Mesa Energy, Inc. owned a 50% working interest in the well.

IP #1 Re-completion - Hancock County, Mississippi

The IP #1 is located in the Ansley Field in Hancock County, Mississippi. This well and most of the other wells in the Ansley Field were originally drilled in 1981 to a depth of 14,800'. The productive zones at that depth have been depleted and there is no reason to believe that additional recoverable reserves remain in the zones below 11,000'. The IP #1 was subsequently re-completed and tested in a couple of up-hole zones with the most recent in 2005 being at a depth of 10,750'. Although there was significant oil production, there was a high water cut. With no disposal facility in the area, the well was deemed by the operator to be uneconomic and was abandoned. Subsequently, the lease expired and ownership of the well-bore reverted to the mineral owner.

The State of Mississippi has recently agreed to allow water produced by the well to be injected back into a different zone in the same well-bore by "annular injection". As a result of the availability of that option, the increase in oil prices from prior years and the low cost of putting the well back online, this well should now not only be "economic" but also highly productive. Mesa has obtained a new lease (320 gross and net acres) from the mineral owner. No lease bonus was paid for the lease. The lease terms call for a 25% royalty, with the expiration date of the primary term being November 19, 2008.

In October, 2008, we commenced the re-completion of the IP #1 well. Initial testing indicated fluid entry of approximately 350 barrels per day with an oil cut of 10% to 12%. Several potential pumping scenarios were subsequently evaluated, a decision was made, and the pump has been ordered. Final completion activities and installation of the pump is underway and we expect production to begin in the first quarter of 2009. Since operations commenced in October, 2008, the lease is now held by production operations. At the end of 2008, Mesa sold 25% of the working interest in the well to its executive officers and a third party in order to raise cash to assist in the payment of the cost of completion of the well and expects to retain 75% of the working interest in the well.

As is customary in the oil and gas industry, for all of the projects described above, our mineral rights have been leased from the mineral owners.

Summary of Present Activities

As of December 31, 2008, we have one well drilled, completed and waiting on a pipeline connection (Cook #1 – pipeline under construction – currently 100% working interest subject to farm-out agreement), one well tested and awaiting pump installation (75% working interest), and eight wells (30% working interest) shut-in awaiting completion of the Main Pass 35 processing facility.

Planned Acquisitions and Drilling

Acquisition of Producing Properties

In keeping with our philosophy of balance and diversification, we are is currently evaluating several producing oil and gas properties generating significant monthly net revenue with re-completion and offset developmental well potential. Acquisitions of this type could add proved, developed reserves to Mesa's asset base and provide a strong foundation for future growth. As a result of these acquisitions, we hope to fund our early stage operating expenses and overhead out of revenue.

Acquisition and Drilling of a Defined-risk Exploratory Prospect

We are currently evaluating a number of exploratory prospects with substantial, multi-well potential and intend to acquire and drill, in conjunction with industry partners, one or more of these prospects in 2009.

Acquisition of a Low-risk Developmental Drilling Project

In keeping with our Business Plan, we are currently evaluating a number of shallow gas production and developmental drilling projects with enormous expansion potential. We believe these are very low-risk developmental drilling projects with the potential to drill hundreds of wells and book extensive reserves.

Our current Business Plan calls for the acquisition and early stage development of this type of project in 2009 with an extensive developmental drilling program to get underway thereafter. Possible targets currently being evaluated include shallow gas drilling in the Appalachian Basin, shallow oil drilling in Ontario and southwest Texas and a coal bed methane project in Montana. Many public energy companies have created a vast reserve base and significant stockholder equity with this type of drilling. As we are seeking to build low-risk reserves, this type of developmental drilling can be extremely productive.

In order to complete our analysis, acquire, and develop the properties discussed above, we will be required to raise substantial additional capital in the form of debt or equity or enter into joint ventures with other parties. These activities could substantially dilute existing stockholders, including participants in this offering or make our properties subject to senior liens or other encumbrances.

MANAGEMENT

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position
Randy M. Griffin	55	Chairman of the Board and Chief Executive Officer
Ray L. Unruh	61	President, Secretary, Acting Chief Financial Officer and a Director
David L. Freeman	51	Executive Vice President – Oil and Gas Operations

Our directors have been elected to serve until the next annual meeting of the stockholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. Our Articles of Incorporation provide that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or stockholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Randy M. Griffin has served as our Chairman of the Board of Directors and Chief Executive Officer since our inception in March 2006. Mr. Griffin's responsibilities include oversight of the business and administrative activities of our company as well as direction of the ongoing effort to identify, acquire, and develop high-quality drilling and production prospects. He performed the same functions for our predecessor entity, Mesa Energy, LLC, from its inception in April 2003. From March 2001 until March 2003, Mr. Griffin was associated with a Dallas-based group of companies engaged in oil and gas exploration and development, pipeline development and construction, land management and lease acquisition. During that period, he served as President of Southwest Land Management, L.P., and Americo Gas Pipeline, LLC, where he was responsible for prospect and lease generation, land management and pipeline development. He also served as chief operating officer of an affiliate of those entities, Santa Fe Petroleum, LLC. He was responsible for the development, construction and subsequent sale of a 62-mile natural gas gathering system in Shelby County, Texas, and for the negotiation and closing of the sale of Santa Fe's natural gas production and undeveloped property in Shelby County, a divestiture valued at just under $30,000,000. In addition, he negotiated the acquisition of Southwest Land Management's acreage position in Hopkins County, Texas, and coordinated the pipeline development and drilling of a discovery well in that field. Mr. Griffin brings 30 years of broad business development and management experience to the Company. Prior to his involvement in the oil and gas industry, he was directly responsible for the development, financing, and construction of more than $30,000,000 worth of multi-family and senior housing projects. As a result of his work in the senior housing arena, he was elected Chairman of the Board of Directors of the Texas Assisted Living Association (TALA), a statewide senior housing trade association, and served two terms in that capacity. He wrote numerous articles in TALA publications regarding senior housing and healthcare issues, spoke on several occasions at conventions and trade shows, and testified on numerous occasions before state legislative committees regarding senior issues. Mr. Griffin graduated from East Texas State University in May of 1975 with a degree in Finance and Business Management.

Ray L. Unruh has served as our President, Secretary, Acting Chief Financial Officer, and a Director since our inception in March 2006. Mr. Unruh's responsibilities include oversight and management of company operations including drilling and land management. He performed the same functions for our predecessor entity, Mesa Energy, LLC, from its inception in April 2003. From March 1999 until March 2003, Mr. Unruh served as the Vice-President of Santa Fe Petroleum, L.L.C. and the President of its operating Affiliate, TexTron Southwest, LLC. During that period, he performed a variety of administrative and executive functions for both companies in connection with the oil and gas development and exploration activities undertaken by those companies in Shelby County, Texas. During Mr. Unruh's tenure, TexTron drilled 21 horizontal James Lime wells in Shelby County and Santa Fe became the largest gas producer in Shelby County. Eighteen of 21 wells drilled in that field were commercially successful. As of January 2006, these wells had produced nearly 25 billion cubic feet (BCF) of gas and over 60,000 barrels of oil. In September of 2002, TexTron also drilled a Smackover oil well in Hopkins County, Texas, which was classified as a new field discovery well and has produced, through April 2007, over 459,000 barrels of oil. Mr. Unruh left Santa Fe Petroleum, LLC and TexTron Southwest, LLC, in March 2003 with Mr. Griffin to form and operate Mesa Energy, LLC. Previously, Mr. Unruh performed management and financial consulting services for Texas Northern Oil Company in the early 1990's and Phoenix Resources, LLC, Dallas, Texas, from 1995 to 1998. He owned and operated Red River Energy and Supply Company, an oil field equipment company in the early 1980's. Mr. Unruh has a broad based business background including significant business experience in the real estate industry. He has served as project manager for a residential construction company as well as having acted as developer of office complexes and other commercial real estate projects. In addition he organized and directed the commercial sales division of a diversified real estate company whose annual development budget exceeded $100,000,000. Mr. Unruh attended Oklahoma State University, where he majored in Business Administration and Finance.

David L. Freeman has served as our Executive Vice President – Oil and Gas Operations since January 1, 2008. Mr. Freeman has over thirty years experience in oil and gas operations, business development, and property transactions. In 1976, Mr. Freeman began his career with Shell Oil Company as a Preventative Maintenance Technician. His responsibilities included the repair and maintenance of production equipment on an offshore platform. During this period, Mr. Freeman completed 500 hours of course work with the American Petroleum Institute. In 1980, Mr. Freeman went to work for Gulf Oil/Chevron where he supervised up to 100 personnel for work including downhole/workover/drilling rigs, mechanical, electrical, waterflood/CO_2/caustic soda injection, purchasing, management, and budgeting. Mr. Freeman supervised the injection of 40,000 barrels of water daily and maintained 13 water-flood engines and pumps, 18 water-flood wells and 36 turbine meters. He also operated facilities and maintained all production equipment for 125 wells.

For another Louisiana oil company, Mr. Freeman supervised maintenance and production activities of 180 company wells including maximizing production, compliance to all governmental laws, safety of personnel, wire-line work, permitting, compressor overhauls, dredging, workovers, pipe terminal, supplying tubulars and equipment for gas-lift optimization, acid jobs and saltwater disposal. One of the projects that Mr. Freeman's team worked on saw an increase in production from 600 bbls/day and 400 mcf/day to 7,000 bbls/day and 20 mmcf/day. On a gas lift optimization and closed-loop system, production increased from 75 bbls/day and zero gas sales to 225 bbls/day and 500 mcf/day. Mr. Freeman implemented a procurement process for tangibles and intangibles on a project that resulted in a cost savings of $5,000,000/year and cut chemical usage that resulted in a savings of $400,000/year. Mr. Freeman's operations background includes supervision of personnel with authority for hiring and dismissal, daily field operations including drilling, completion and production, facilities upgrades, vessel and compressor sizing, permitting, production enhancement, saltwater disposal, water-flood, CO2 injection, gas-lift optimization, slick-line, electric line, acid jobs and field budgeting. All of these activities have been performed in both onshore and offshore environments. Offshore responsibilities have included direct interaction with Minerals Management Service supervisory personnel. Mr. Freeman's multi-disciplined experience has created an extensive network of industry contacts in both oil and gas operations and acquisitions and divestitures. Mr. Freeman's acquisitions background involves all major aspects of onshore and offshore property transactions including evaluations, negotiating purchase and sale agreements, closing documents, due diligence, insurance, and transition of operations from seller to buyer. Mr. Freeman received extensive training in Electronics Technology and Business Management at Delgado Junior College, Port Sulphur Vo-Tech School, and Our Lady of Holy Cross College, as well as 500 hours of professional training in petroleum production operations at the Petroleum Institute of Technology (PETEX).

Mr. Freeman worked as an acquisitions consultant to Celebrex Energy, LLC, from 2003 until July, 2005, at which time he and a partner formed Poydras for the purpose of acquiring and rehabilitating shallow water assets in the south Louisiana area.

During the past five years, none of the above individuals has:

- been convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);
- been the subject of the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities;
- been the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the SEC, the Commodity Futures Trading Commission, or a state securities regulator of a violation of

federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated;

- been the subject of the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited his involvement in any type of business or securities activities; or
- been the subject of bankruptcy proceedings.

Committees

Our Board of Directors does not currently have an Audit Committee, Compensation Committee, or Nominating and Corporate Governance Committee because, due to the Board's composition and our relatively limited operations to date, we have been able to manage the issues normally considered by such committees effectively. From time-to-time, our Board of Directors may undertake to review the need for these committees.

EXECUTIVE COMPENSATION

Director and Officer Remuneration

The aggregate annual remuneration of the three highest paid officers and directors during the Company's past two years and the remuneration through September 30, 2008, for the current fiscal year is set forth in the following chart.

Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Comp ($)	Nonqualified Deferred Comp Earnings ($)	All Other Comp ($)	Total ($)
Randy M. Griffin, Chairman and CEO	2008	-	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-	-
Ray L. Unruh, President and Director	2008	-	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-	-
David L. Freeman, EVP	2008	35,000	-	-	-	-	-	-	35,000
	2007	-	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-	-

Employment Agreements

As of the date of this Offering Circular, all of our employees are employees at-will.

Stock Options

No stock options have been granted to employees to date. However, we plan to prepare and implement an employee stock option program in the near future.

Outstanding Warrants

We granted 300,000 warrants to Denton Management Company, LLC, in connection with receipt of proceeds from a Convertible Promissory Note. These warrants are exercisable at $0.50 per share and expire on September 29, 2009.

On December 15, 2006, we issued 30,000 warrants to two or our non-management employees for services rendered. These warrants are exercisable at $0.50 per share for a period of up to three years from the date of issuance.

On January 17, 2008, we issued 100,000 warrants to the Sharon Wilensky Revocable Trust, an affiliate of Roky Operating, LLC, as additional consideration in connection with the sale of 40% of the Main Pass 35 Project. These warrants are exercisable at $0.50 per share for a period of up to three years from the date of issuance.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

There are no material relationships between us and our current directors and executive officers, other than as described below.

On January 1, 2008, we acquired Poydras, along with its principal asset, the Main Pass 35 Project. At the time of the closing of the transaction, the sellers of the member interests in Poydras were David L. Freeman, Executive Vice President – Oil and Gas Operations for the Company, and Randy M. Griffin, our Chairman and CEO. Discussions between the Company and Mr. Freeman regarding the acquisition of Poydras had been ongoing for much of 2007. In late 2007, Mr. Griffin acquired a 50% member interest in Poydras from a third party for $100,000 with the understanding that Messrs. Freeman and Griffin would convey their interests in Poydras to us. Subsequent to that, Mr. Freeman joined us as an officer and on January 1, 2008, the transaction was consummated. Mr. Freeman received, through entities that he controls, an aggregate of 1,500,000 shares of our restricted common stock in exchange for his 50% member interest in Poydras and Mr. Griffin received a note for $100,000, which was his cost basis in his 50% member interest in Poydras.

At September 30, 2008, short-term debt consisted of two notes payable to related parties for cash loaned to the company. These notes total $451,400, are payable to entities owned by the founders and bear interest at a rate of 6% per annum with principal and interest to mature on March 31, 2009. Two notes totaling $100,000 and $41,500 payable to Mesa's CEO were retired on April 4, 2008. A note payable of $100,000 related to expenses paid by Mesa's new Executive Vice President on Poydras' behalf prior to the acquisition of Poydras by Mesa was also retired on April 4, 2008.

At the end of 2008, we sold 25% of the working interest in the IP #1 well to our executive officers and a third party in order to raise cash to assist in the payment of the cost of completion of the well. We expect to retain 75% of the working interest in the well.

There are no additional related party transactions.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

Name [1]	Number of Shares	Before Offering (%)	After Offering (%) [6] (Minimum)	After Offering (%) [6] (Maximum)
Randy M. Griffin [2][7]	4,428,000	35.28%	34.42%	33.93%
Ray L. Unruh [3][7]	3,713,715	29.59%	28.87%	28.46%
David L. Freeman [4][7]	2,500,000	19.92%	19.43%	19.16%
All officers and directors as a group (3 persons) [5]	10,641,715	84.79%	82.73%	81.54%

(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares, except as otherwise specifically indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such a security. Accordingly more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase the Common Stock of the Company.

(2) Mr. Griffin holds 3,528,000 shares of the Company's common stock in his own name. He is also deemed to be the beneficial owner of 900,000 shares, which are held in the name of Amagosa Investments, Ltd., an entity controlled by Mr. Griffin. If all of the Warrants included in the Offering were exercised, the Minimum Offering percentage beneficially owned by Mr. Griffin would decrease to 30.69% and the Maximum Offering percentage beneficially owned by Mr. Griffin would decrease to 28.47%.

(3) Mr. Ray L. Unruh holds 2,063,000 shares of the Company's common stock in his own name. He is also deemed to be the beneficial owner of 1,365,000 shares, which are held in the name of Unruh and Unruh Properties, Ltd., an entity controlled by Mr. Unruh, who is its General Partner. In addition, 285,715 additional shares are owned by the Ray L. Unruh Profit Sharing Plan, of which Mr. Unruh is Trustee. If all of the Warrants included in the Offering were exercised, the Minimum Offering percentage beneficially owned by Mr. Unruh would decrease to 25.74% and the Maximum Offering percentage beneficially owned by Mr. Unruh would decrease to 23.88%.

(4) Mr. David L. Freeman holds 1,800,000 shares in the name of Freeman Energy, LLC and 700,000 in the name of HS Investments, LLC, both of which are entities controlled by Mr. Freeman. If all of the Warrants included in the Offering were exercised, the Minimum Offering percentage beneficially owned by Mr. Freeman would decrease to 17.33% and the Maximum Offering percentage beneficially owned by Mr. Freeman would decrease to 16.08%.

(5) Includes all of the shares beneficially owned by such three individuals. If all of the Warrants included in the Offering were exercised, the Minimum Offering percentage beneficially owned by such individuals would decrease to 73.77% and the Maximum Offering percentage beneficially owned by such individuals would decrease to 68.43%.

(6) Assumes that none of the Warrants included in the Units sold in the Minimum Offering is exercised.

(7) The address for this individual is 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 common shares and 10,000,000 preferred shares. The Amended Articles of Incorporation which authorized the preferred shares provide that our Board of Directors shall designate and fix the rights, privileges, preferences, and restrictions attributable to the preferred stock. At the present time, no rights, privileges, preferences, or restrictions have been designated or fixed. As of the date of this Offering Circular, there were 12,551,115 common shares issued and outstanding and no preferred shares issued and outstanding.

Under our Articles of Incorporation, our common shares are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations, and restrictions as apply to other shares. Our common stock is the only class of voting securities issued and outstanding. Holders of our common shares are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our common shares do not have cumulative voting rights.

The holders of our common shares are entitled to dividends when and if declared by our Board of Directors from legally available funds. The holders of our common shares are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution.

The Units being offered consist of two shares of common stock, four "A" Warrants, each exercisable at $1.00 with a term of three months, three "B" Warrants, each exercisable at $1.50 with a term of nine months, and three "C" Warrants, each exercisable at $3.10 with a term of one year. The purchase price for each Unit is $1.90 with a minimum purchase of 2,500 Units or $2,375. A Form of each Warrant is attached to this Offering Circular as Exhibits B, C, and D, respectively.

PLAN OF DISTRIBUTION

We anticipate that the Units may be offered and sold by our executive officers and directors or through the selling efforts of brokers or dealers not yet identified. We have not entered into any arrangements with any underwriter or placement agent for the sale of the Units. If we locate a broker or dealer to offer the Units, we expect to file an amendment to this Offering Circular with the SEC that would identify such broker or dealer.

Each investor will execute a subscription agreement, the form of which is attached hereto as Exhibit A, in which the investor will acknowledge that he has received this Offering Circular. The subscription agreement, filed as an exhibit to this Offering Circular, provides for arbitration of any disputes arising from the investment in this Offering.

The offering will terminate 120 days after the qualification of the Offering Statement on Form 1-A of which this Offering Circular is a part, with the option of the Company to extend the termination date by an additional 120 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 120 days. All funds received will be held by Bryan Cave LLP, which entity serves as the subscription agent and will hold the funds in its client trust account until notification for release from the Company. The Company is offering a minimum of 156,250 Units, on a best efforts, all-or-none basis; and, thereafter, on a best efforts basis, to a maximum of 250,000 Units, at a price of $1.90 per Unit. Each Unit consists of two shares of common stock, four "A" Warrants, each exercisable at $1.00 with a term of three months, three "B" Warrants, each exercisable at $1.50 with a term of nine months, and three "C" Warrants, each exercisable at $3.10 with a term of one year.

The Company will notify the subscribers whether their subscriptions have been accepted, either in whole or in part, and whether the Offering otherwise was terminated, and, if so terminated or such subscriptions were not accepted in whole, shall cause the return of all or the proportionate part of the funds tendered in connection with such subscriptions without interest thereon or deduction therefrom.

Upon the closing of the Minimum Offering and at the various closings thereafter, if any, the proceeds from the sale of the Units will become immediately available for use by the Company. Stock certificates representing the number of shares purchased will be delivered to the investor by Pacific Stock Transfer Company, our transfer agent.

DILUTION

As of September 30, 2008, the net tangible book value of our Common Stock was $0.008 per share. "Net tangible book value per share" represents the amount of our tangible assets, less the amount of its liabilities, divided by the number of shares of Common Stock outstanding.

After giving effect to the issuance of the 312,500 shares of Common Stock offered hereby (Minimum Offering) or 500,000 shares of Common Stock offered hereby (Maximum Offering) at an offering price of $0.95 per share and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, and the receipt of the proceeds therefrom and assuming no exercise of any outstanding stock options or any warrants granted in conjunction with this Offering (Minimum Offering) the net tangible book value per share of Common Stock as of September 30, 2008, would have been ($0.034) (Minimum Offering) or ($0.021) (Maximum Offering). This would result in dilution to the new investors, *i.e.*, the difference between the purchase price of the shares and the net tangible book value per share, of their entire per-share subscription price – $0.984 per share (Minimum Offering) or $0.971 per share (Maximum Offering). The following table illustrates the per share dilution:

Minimum Offering:

Offering price per share [1]		$0.95
Net tangible book value per share as of September 30, 2008	($0.053)	
Increase per share attributable to the sale by the Company of the shares offered hereby	($0.019)	
Net tangible book value per share after the Offering [2]		(0.034)
Dilution of net tangible book value per share to new investors		$0.984 [3]

Maximum Offering:

Offering price per share [1]		$0.95
Net tangible book value per share as of September 30, 2008	($0.053)	
Increase per share attributable to the sale by the Company of the shares offered hereby	($0.032)	
Net tangible book value per share after the Offering [2]		(0.021)
Dilution of net tangible book value per share to new investors		$0.971 [3]

---

(1) Before deducting placement agent commissions and estimated offering expenses to he paid by the Company, on a per-share basis. For purposes of calculating dilution to the subscribers in this Offering, we allocated the entirety of the $1.90 Unit subscription purchase price to the Shares. The common stock component of the Units consists of two shares. Accordingly, purposes of calculating dilution to the subscribers in this Offering, we allocated $0.95 to each such share of Common Stock to be purchased hereunder.

(2) Assumes no exercise of the options to purchase Common Stock that were outstanding at September 30, 2008 or warrants that are to be granted in connection with this Offering.

(3) Not meaningful.

If all of the warrants that are to be granted in connection with the Offering are exercised, as to which exercises there can be no assurance, and after giving effect to the issuance of an aggregate of 1,873,500 shares of Common Stock offered hereby (Minimum Offering of 312,500 shares and 1,561,000 warrant shares) or 3,000,000 shares of Common Stock offered hereby (Maximum Offering of 500,000 shares and 2,500,000 warrant shares) at a weighted average issuance/warrant exercise price of $1.642 per share and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, and the receipt of the proceeds therefrom and assuming no exercise of any outstanding stock options, the net tangible book value per share of Common Stock as of September 30, 2008, would have been $0.113 (Minimum Offering) or $0.268 (Maximum Offering). This would result in dilution to the new investors, *i.e.*, the difference between the sum of the purchase price of the shares and the exercise price of the Warrants and the net tangible book value per share, of $1.529 per share (Minimum Offering) or $1.374 per share (Maximum Offering). The following table illustrates the per-share dilution:

Minimum Offering:

Average price per share [1]		$1.642
Net tangible book value per share as of September 30, 2008	($0.053)	
Increase per share attributable to the sale by the Company of the shares offered hereby	$0.166	
Net tangible book value per share after the Offering [2]		0.113
Dilution of net tangible book value per share to new investors		$1.529

Maximum Offering:

Average price per share [1]		$1.642
Net tangible book value per share as of September 30, 2008	($0.053)	
Increase per share attributable to the sale by the Company of the shares offered hereby	$0.321	
Net tangible book value per share after the Offering [2]		0.268
Dilution of net tangible book value per share to new investors		$1.374

---

(1) Calculated as the average of the aggregate issuance and exercise prices, respectively, of the two shares of Common Stock and the four A Warrants, three B Warrants, and three C Warrants included in each Unit, before deducting placement agent commissions and estimated offering expenses to be paid by the Company.

(2) Assumes no exercise of the options to purchase Common Stock that were outstanding at September 30, 2008, and assumes that all warrants that are to be granted in connection with this Offering are exercised, as to which exercises there can be no assurance.

LEGAL MATTERS

The validity of the shares of common stock offered by this Offering Circular has been passed upon for us by Bryan Cave LLP, Irvine, California.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under our bylaws, no director or officer will be held personally liable to us or our stockholders for damages resulting from a breach of fiduciary duty as a director or officer unless such breach involves intentional misconduct, fraud, a knowing violation of law, or a payment of dividends in violation of the law. Also, under our bylaws, directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative. This same indemnification is provided pursuant to California Corporations Code Section 5238, except the director or officer must have acted in good faith and in a manner that he believed to be in our best interest, and the stockholders or the board of directors, unless ordered by a court, must approve any discretionary indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

This Offering Circular is part of an Offering Statement pursuant to Regulation A of the Securities Act which was filed by us with the SEC. Because the SEC's rules and regulations allow us to omit certain portions of the offering statement from this Offering Circular, this Offering Circular does not contain all the information set forth in the Offering Statement on Form 1-A. You may review the Offering Statement and the exhibits filed with, or incorporated therein by reference, the Offering Statement for further information regarding us and the Units consisting of shares of our common stock and warrants offered by this Offering Circular. Statements contained in this Offering Circular as to the contents of any contract or any other documents are summaries of the material terms of such contracts or other documents. With respect to these contracts or other documents filed, or incorporated therein by reference, as an exhibit to the Offering Statement, we refer you to the exhibits for a more complete description of the matter involved. The Offering Statement and its exhibits may be inspected at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the Public Reference Room. Information concerning the Offering Statement is also available on the SEC's website, www.sec.gov.

EXHIBIT 4.1

MESA ENERGY, INC.

SUBSCRIPTION AGREEMENT

Mesa Energy, Inc.
5220 Spring Valley Road, Suite 525
Dallas, Texas 75254
Attn: Randy Griffin, CEO

Dear Mr. Griffin:

The undersigned, ______________________________, a/an ______________________________, hereby subscribes to purchase that number of units (the "**Units**") of Mesa Energy, Inc., a Nevada corporation (the "**Company**"), as is set forth on the signature page hereof. Each Unit consists of two shares (the "**Shares**") of the Company's common stock, $0.001 par value per share, four "A" Warrants, each exercisable at $1.00 with a term of three months, three "B" Warrants, each exercisable at $1.50 with a term of nine months, and three "C" Warrants, each exercisable at $3.10 with a term of one year. The "A" Warrants, "B" Warrants, and "C" Warrants are collectively referred to herein as the "**Warrants.**" This subscription may be rejected in whole or in part by the Company, in its sole and absolute discretion for any cause or for no cause. Any questions regarding this document or the investment described herein should be directed to Randy Griffin, Chief Executive Officer, Mesa Energy, Inc., 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254; telephone: 972-490-9595; e-mail: randy@mesaenergy.us.

1. Purchase. Subject to the terms and conditions hereof, the undersigned hereby irrevocably agrees to purchase the Units, consisting of the Share and the Warrants, for an aggregate subscription price of $____________, and tenders such purchase price by means of a check (cashiers, certified, or personal), money order, or wire transfer made payable to: "**Bryan Cave LLP Attorney Client Trust Account**" The wire transfer instructions are:

California Bank & Trust
Routing: #121002042
Swift#: CALBUS 66
Trust Account: #33-400021-41
f/b/o Mesa Energy, Inc.

California Bank & Trust
3420 Bristol Street
Costa Mesa, California 92626
714-754-2400

2. Representations and Warranties of the Undersigned. The undersigned hereby makes the following representations and warranties to the Company, and the undersigned agrees to indemnify, hold harmless, and pay all causes of action, lawsuits, debts, controversies, damages, claims, demands and judgments (including litigation expenses and reasonable attorneys' fees), incurred by the Company, and its past and present officers, directors, employees, agents, successors and assigns, whether or not under federal or state securities laws, arising out of or in connection with the undersigned's misrepresentation or breach of any of the representations and warranties set forth herein, including, without limitation,

(a) The undersigned is the sole and true party in interest and is not purchasing the Units for the benefit of any other person and has not granted any other person any right or option or any participation or beneficial interest in any of the Units;

(b) The undersigned confirms receipt and careful review of all written material provided by, or on behalf of, the Company in respect of its business and prospects, and all information provided by the Company to the undersigned in respect of its business and prospects, including all attachments and exhibits thereto. The undersigned understands that all books, records, and documents of the Company relating to this investment have been and remain available for inspection by the undersigned upon reasonable notice. The undersigned confirms that all documents requested by the undersigned have been made available, and that the undersigned has been supplied with all of the additional information concerning this investment that has been requested. The undersigned confirms that it has obtained sufficient information, in its judgment or that of its independent purchaser representative, if any, to evaluate the merits and risks of this investment. The undersigned confirms that it has had the opportunity to obtain such independent legal and tax advice and financial planning services as the undersigned has deemed appropriate prior to making a decision to subscribe for the Units. In making a decision to purchase the Units, the undersigned has relied exclusively upon its experience and judgment, or that of its purchaser representative, if any, upon such independent investigations as it, or they, deemed appropriate, and upon information provided by the Company in writing;

(c) The undersigned acknowledges and represents that no representations or warranties have been made to the undersigned by the Company or its directors, officers, or any agents or representatives with respect to the business of the Company, the financial condition of the Company, and/or the economic, tax, or any other aspect or consequence of the purchase of the Units and the undersigned has not relied upon any information concerning the Company, written or oral, other than supplied to the undersigned by the Company;

(d) The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of an evaluation of the merits and risks of the undersigned's investment in the Units;

(e) **THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND SUBJECT TO SUBSTANTIAL RISKS.** The undersigned is capable of bearing the high degree of economic risk and burdens of this venture, including, but not limited to, the possibility of a complete loss, the lack of a sustained and orderly public market, and limited transferability of the Units, which may make the liquidation of this investment impossible for the indefinite future. The undersigned has the financial ability to bear the economic risks of its investment, has adequate means of providing for its current needs and personal contingencies, and has no need for liquidity in this investment. The undersigned's commitment to investments that are not readily marketable is not disproportionate to its net worth, and this investment will not cause such overall commitment to become excessive;

(f) The offer to sell the Units was directly communicated to the undersigned by such a manner that the undersigned, or his purchaser representative, if any, was able to ask questions of and receive answers from the Company or a person acting on its behalf concerning the terms and conditions of this transaction;

(g) The Units are being acquired solely for the undersigned's own account for investment, and are not being purchased with a view towards resale, distribution, subdivision, or fractionalization thereof;

(h) The undersigned understands that the Units have been qualified under the exemption provided by Regulation A under the Securities Act of 1933, as amended (the "**Securities Act**"), and any relevant state securities laws. The undersigned understands that the Units or any interest therein may not be, and agrees that the Units or any interest therein will not be, resold or otherwise disposed of by the undersigned except in accordance with the relevant provisions of the Securities Act and appropriate state securities laws;

(i) The undersigned has been informed of and understands that no federal or state agency has made any finding or determination as to the fairness for investment nor any recommendation nor endorsement, of the Units;

(j) None of the following information has ever been represented, guaranteed, or warranted to the undersigned, expressly or by implication by any broker, the Company, or agent or employee of the foregoing, or by any other person:

(1) The approximate or exact length of time that the undersigned will be required to remain a holder of the Units;

(2) The amount of consideration, profit, or loss to be realized, if any, as a result of an investment in the Company;

(3) That the past performance or experience of the Company; its officers, directors, associates, agents, affiliates, or employees; or any other person will in any way indicate or predict economic results in connection with the plan of operations of the Company or the return on the investment;

(k) The undersigned has not distributed any information relating to this investment to anyone other than its members representative, and legal, tax, and financial advisors, if any;

(l) The undersigned hereby agrees to indemnify the Company and to hold it harmless from and against any and all liability, damage, cost, or expense, including its attorneys' fees and costs, incurred on account of or arising out of:

(1) Any material inaccuracy in the declarations, representations, and warranties hereinabove set forth;

(2) The disposition of the Units or any part thereof by the undersigned, contrary to the foregoing declarations, representations, and warranties;

(3) Any action, suit, or proceeding based upon:

(i) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or

(ii) the disposition of the Units or any part thereof.

The foregoing representations, warranties, agreements, undertakings, and acknowledgements are made by the undersigned with the intent that they be relied upon in determining the undersigned's suitability as a purchaser of the Units. In addition, the undersigned agrees to notify the Company immediately of any change in any representation, warranty, or other information that occurs prior to the issue date of the Units.

3. Transferability. Prior to the issue date of the Units, the undersigned agrees not to transfer or assign the obligations or duties contained in this Subscription Agreement or any of the undersigned's interest in this Subscription Agreement except to a subsidiary or affiliate of the undersigned.

4. Acknowledgements, Understandings, and Agreements of the Undersigned. The undersigned acknowledges, understands, and agrees that:

(a) The Company reserves the right to reject all, or any part of this subscription in its sole and absolute discretion for any cause or for no cause;

(b) The undersigned will be promptly notified by the Company whether this subscription has been accepted, and if not accepted in whole or in part, the Company will promptly pay and the undersigned agrees to accept the return of funds representing that portion of the subscription not so accepted, without interest thereon or deduction therefrom; and

(c) The Units shall be deemed issued and owned by the undersigned upon the Company's receipt of the purchase price therefor and its acceptance thereof.

5. Acceptance. Execution and delivery of this Subscription Agreement shall constitute an irrevocable offer to purchase the Units indicated, which offer may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion for any cause or for no cause. Acceptance of this offer by the Company shall be indicated by its execution hereof.

6. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other

communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to: Mesa Energy, Inc., 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254; Attn: Randy Griffin, Chief Executive Officer, facsimile: 972-490-9161, (ii) if to the undersigned, to: the address and facsimile number indicated on the signature page hereto.

7. Entire Agreement; Assignment. This Subscription Agreement and other documents delivered in connection herewith represent the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by the Company and the undersigned. Neither the Company nor the undersigned has relied on any representations not contained or referred to in the 1-A and this Subscription Agreement and the documents delivered herewith. No right or obligation of the Company or undersigned shall be assigned without prior notice to and the written consent of the other party.

8. Counterparts/Execution. This Subscription Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Subscription Agreement may be executed by facsimile signature and delivered by facsimile transmission.

9. Law Governing Subscription Agreement. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Subscription Agreement shall be brought only in the state courts of Nevada or in the federal courts located in the state of California, Clark county. The parties to this Subscription Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon *forum non conveniens*. The parties executing this Subscription Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the *in personam* jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Subscription Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.

10. Captions; Certain Definitions. The captions of the various sections and paragraphs of this Subscription Agreement have been inserted only for the purposes of convenience; such captions are not a part of this Subscription Agreement and shall not be deemed in any manner to modify, explain, enlarge, or restrict any of the provisions of this Subscription Agreement. As used in this Subscription Agreement the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

11. Severability. In the event that any term or provision of this Subscription Agreement shall be finally determined to be superseded, invalid, illegal or otherwise unenforceable pursuant to applicable law by an authority having jurisdiction and venue, that determination shall not impair or otherwise affect the validity, legality or enforceability: (i) by or before that authority of the remaining terms and provisions of this Subscription Agreement, which shall be enforced as if the unenforceable term or provision were deleted or (ii) by or before any other authority of any of the terms and provisions of this Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth on the signature page.

The undersigned desires to take title in the Units as an individual, a corporation, a partnership, or a limited liability company. The exact spelling of name(s) under which title to the Units shall be taken, and the exact location for delivery of the Units, is (please print):

Name(s) ______________________________

(address) ______________________________

____

____

(fax number) ______________________________

SUBSCRIPTION AGREEMENT

SIGNATURE PAGE

Purchase Price subscribed: $________ Number of Units subscribed: ____________

____

Name of Purchaser(s) (Please print or type)

____

Signature

____

Signature

Social Security/Tax Identification Number: ______________________

Mailing Address: ____________________________
____
____

Executed at ________________________, this _____ day of ________, 2009.
(location)

SUBSCRIPTION ACCEPTED:

MESA ENERGY, INC.

By: ______________________________
Randy Griffin, Chief Executive Officer

DATE: _____________ __, 2009

EXHIBIT 23.2

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Offering Circular on Form 1-A of our report dated May 5, 2008, relating to the consolidated balance sheet of Mesa Energy, Inc. as of December 31, 2007 and the related consolidated statements of operations, members' and stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2007; and for the period from April 25, 2003 (Inception) to December 31, 2007.

GBH CPAs, PC

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas

January 20, 2009

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on ~~December 31, 2008~~. January 20, 2009.

MESA ENERGY, INC.

By: ______________________________
Randy M. Griffin, Chief Executive Officer and Chairman of the Board

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Randy M. Griffin, Chief Executive Officer and Chairman of the Board

January 20, 2009
~~December 31, 2008~~

____
Ray L. Unruh, President, Secretary, Acting Chief Financial Officer and a director

January 29 2009
~~December 31, 2008~~

END